

CPA®:17 GLOBAL

2010 Annual Report
Corporate Property Associates 17 – Global

Investing for the long run™

A MEMBER OF THE W. P. CAREY GROUP

CPA®:17 – Global seeks to provide investors with increasing distributions and long-term investment growth by focusing primarily on tenant creditworthiness, acquiring critical operating assets and investing in a broadly diversified portfolio of real estate assets. Through this approach, we strive to protect investors in all market cycles.



Financial Highlights

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	PERIOD ENDED DECEMBER 31, 2007[1]	FOR THE YEARS ENDED DECEMBER 31, 2008	2009	2010
Operating Data				
Revenues	–	$9,684	$50,346	$99,522
Net (loss) income attributable to CPA®:17 – Global shareholders[3]	(106)	(1,247)	(7,701)	30,454
Net cash (used in) provided by operating activities	(17)	4,443	32,240	67,975
Cash distributions paid	–	5,196	27,193	60,937
Per Share Data				
Distributions declared	.08	.56	.63	.64
Balance Sheet Data				
Total assets	$2,944	$479,072	$1,067,872	$1,988,255
Long-term obligations[4]	–	137,181	308,830	687,297

1 For the period from inception (February 20, 2007) to December 31, 2007.
2 Certain prior year balances have been retrospectively adjusted for the adoption of recent accounting guidance for noncontrolling interests.
3 Net loss attributable to CPA®:17 – Global shareholders in 2009 reflected certain impairment charges. See Note 11 to the Consolidated Financial Statements.
4 Represents mortgage obligations and deferred acquisition fee installments.

Cash Flow from Operating Activities
(Dollars in millions)


68.0
32.2
4.4
2008 2009 2010

Revenues
(Dollars in millions)


99.5
50.3
9.7
2008 2009 2010

Distributions Declared per Share


.56
.63
.64
2008 2009 2010

Dear Fellow Shareholders



We are pleased to report that Corporate Property Associates 17 – Global performed well in 2010. As the U.S. and global economies emerged from the Great Recession, our investment volume increased as did total revenues, to $99.5 million in 2010 from $50.4 million in 2009.

As of year-end, CPA®:17 – Global's portfolio was composed of full or partial ownership interests in 135 properties, representing approximately 15 million square feet on a pro rata basis, substantially all of which was leased to tenants required to pay substantially all operating and maintenance costs. 54% of our revenues are from properties located in the United States and Canada, and 46% are from properties in Europe. CPA®:17 – Global's portfolio includes a diversified mix of office, warehouse/distribution, industrial, retail and hospitality-related properties. These properties ended the year 100% occupied.

Improving Global Economy Bolstered Commercial Real Estate

2010 was a year of improvement for the global economy and the real estate financing market in the wake of distressed conditions in 2008 and 2009. The resumption of capital inflows to the commercial real estate securities market boosted the availability of mortgage financing, the number of lenders for domestic and international investments generally increased, and asset prices began to recover from the lows reached during the credit crisis.

We entered into investments totaling approximately $1.0 billion in 2010, an increase of $665.5 million over the prior year. We obtained non-recourse mortgage financing totaling $446.3 million (on a pro rata basis). Investments included: two transactions totaling $165 million with Croatian food retailer Agrokor for office and logistics facilities and six supermarkets; a $43 million build-to-suit transaction for Sun Products Corporation's new 1.4 million-square-foot distribution center; and a $113 million sale-leaseback of the Madrid headquarters and television production space of Distribuidora de Televisión Digital, Spain's largest provider of digital pay television.

We also made our first investment in China after years of diligently working to establish a presence in the region and developing ties with local partners. CPA®:17 – Global will continue to explore leveraging W. P. Carey's experience to expand into new markets, provided that they first meet our standards in terms of economic and political risk.

Fundraising trends also improved in 2010 with average monthly volumes increasing over 2009 levels. We raised $593.1 million for our initial public offering during the year, bringing the total since December 2007 to more than $1.5 billion. And we made a concerted effort to broaden our distribution channels, including an expanded network of broker/dealers.

Many of our tenants also have benefited from better business conditions, and we believe that the risk of lease defaults generally is declining. Nonetheless, we have continued to pay close attention to our risk management strategies. We historically have sought to invest in assets that are critically important to a tenant's operations, and we have attempted to diversify our portfolio by tenant, tenant industry and geography. And our asset management team works to see that our facilities remain occupied, that rent is paid and on time, that assets are sold if the right opportunity arises and that if a tenant does enter into financial difficulty, we continue to receive the rental income our investors have come to rely on.



Finding New Opportunities Domestically and Globally

On April 7, 2011, CPA®:17 – Global's follow-on offering was declared effective by the SEC, and our initial public offering was terminated. The follow-on offering is for up to an additional $1 billion of CPA®:17 – Global's common stock. Based on current economic and market conditions, we feel we will be able to take advantage of attractive investment opportunities in the United States and Europe during 2011 with international transactions likely continuing to constitute a significant portion of our investments. We believe that the significant amount of debt that remains outstanding in the marketplace—which will need to be refinanced over the next several years—will offer attractive opportunities for net-lease investors such as CPA®:17 – Global.



With that said, we are aware that headwinds remain in the U.S. and European commercial real estate markets. Lenders continue to apply more conservative underwriting standards than at the height of the real estate boom several years ago. Commercial real estate capitalization rates have come down from their credit-crisis highs, especially for higher-quality assets or assets leased to tenants with strong credit profiles. The improvement in financing conditions, combined with a stabilization of prices for high-quality assets, has fostered greater competition for opportunities among public and private investors.



As before in good economic times and bad over more than 30 years, we are confident that we can confront these challenges and seize the opportunities that today's investment environment may provide. We intend to continue to apply the rigorous underwriting standards that have served as the foundation of our portfolio's strong performance over multiple business cycles. Perhaps most important, we intend to maintain conservative management of a broadly diversified portfolio in order to enhance shareholder value and generate a stable, reliable stream of current income for our investors.



Thank you for your ongoing confidence and support.

With best regards,



Wm. Polk Carey
Chairman



Trevor P. Bond
Chief Executive Officer



Jan F. Kärst
President

CPA®:17 – Global Investment Portfolio







- **Actebis Peacock** — Bad Wünnenberg and Soest, Germany
- **Agrokor** — 8 sites in Zagreb, Croatia
- **Air Liquide** — Houston, TX
- **Angelica Corporation** — 14 sites throughout the southern and western U.S.
- **Arnold Magnetic Technologies** — Norfolk, NE
- **Berry Plastics Corporation** — Baltimore, MD, Evansville, IN Lawrence, KS
- **C1000** — 6 sites throughout the Netherlands
- **CARQUEST** — 33 sites throughout the U.S. and Canada
- **Curtiss-Wright Corporation** — Middleburg Heights and Cincinnati, OH
- **Distribuidora de Televisión Digital** — Madrid, Spain
- **Dollar General** — Danville, Fayetteville & Hot Springs, VA, Ocean Beach & Vass, NC and Richwood, LA
- **Eroski** — 31 sites throughout Spain
- **Everlasting Granite Memorial Co.** — Elberton, GA
- **Flanders Corporation** — Bartow, FL, Momence, IL, Ardmore, OK and Smithfield, NC
- **Flint River Services** — Unadilla and Rincon, GA
- **Forte** — China
- **Frontier Spinning Mills** — Mayodan, Sanford, and Stoneville NC
- **Harbor Freight** — Dillon, SC
- **JPMorgan Chase** — Tampa, FL
- **Kronos** — Glendale Heights, IL
- **Laureate Education** — Chicago, IL
- **Lifetime Fitness** — Columbia, MD Scottsdale, AZ
- **Merge Healthcare** — Hartland, WI
- **Mori Seiki** — Hoffman Estates, IL
- **National Express** — Digbeth, Birmingham, UK
- **Neuca** — Poznan, Poland
- **The New York Times Company** — New York, NY
- **Obi** — Gorzów, Wielkopolski, Poland
- **Sabre Industries** — Alvarado, TX Bossier City, LA
- **Springhill Suites Marriott** — Hillsboro, OR
- **Sun Products Corporation** — Bowling Green, KY
- **TDG** — 9 sites throughout the U.K.
- **Terminal Freezers** — Watsonville and Oxnard, CA
- **Tesco** — Gyál and Herceghalom, Hungary
- **US Oncology** — Woodlands, TX
- **Wagon Automotive** — Nagold, Germany
- **Waldaschaff Automotive GmbH** — Waldaschaff, Germany
- **Walgreens** — Las Vegas, NV

As of 4/15/11

Financial Highlights

TABLE OF CONTENTS

Selected Financial Data

IN THOUSANDS, EXCEPT PER SHARE DATA	YEARS ENDED DECEMBER 31, 2010	2009	2008	PERIOD ENDED 12/31/2007[a]
Operating Data				
Total revenues	**$ 99,522**	$ 50,346	$ 9,684	$ —
Net income (loss)	**45,787**	2,180	(1,650)	(106)
Add: Net (income) loss attributable to noncontrolling interests	**(15,333)**	(9,881)	403	—
Net income (loss) attributable to CPA®17—Global shareholders[b]	**30,454**	(7,701)	(1,247)	(106)
Income (loss) per share:				
Net income (loss) attributable to CPA®:17—Global shareholders	**0.27**	(0.14)	(0.07)	(4.76)
Cash distributions declared per share	**0.6400**	0.6324	0.5578	0.0792
Balance Sheet Data				
Total assets	**$ 1,988,255**	$ 1,067,872	$ 479,072	$ 2,944
Net investments in real estate[c]	**1,426,907**	698,332	273,314	8
Long-term obligations[d]	**687,297**	308,830	137,181	—
Other Information				
Cash provided by operating activities	**$ 67,975**	$ 32,240	$ 4,443	$ (17)
Cash distributions paid	**60,937**	27,193	5,196	—
Payment of mortgage principal[e]	**6,541**	4,494	540	—

(a) For the period from inception (February 20, 2007) to December 31, 2007.

(b) Net loss in 2009 reflects impairment charges totaling $26.8 million, inclusive of amounts attributable to noncontrolling interests totaling $2.8 million.

(c) Net investments in real estate consists of net investments in properties, net investments in direct financing leases, real estate under construction and equity investments in real estate, as applicable.

(d) Represents mortgage obligations and deferred acquisition fee installments.

(e) Represents scheduled mortgage principal payments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis of financial condition and results of operations ("MD&A") is intended to provide the reader with information that will assist in understanding our financial statements and the reasons for changes in certain key components of our financial statements from period to period. MD&A also provides the reader with our perspective on our financial position and liquidity, as well as certain other factors that may affect our future results.

BUSINESS OVERVIEW

As described in more detail in Item 1 of our annual report on Form 10-K, we are a publicly owned, non-listed REIT that invests primarily in commercial properties leased to companies domestically and internationally. As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income, the level of our distributions, and other factors. We earn revenue principally by leasing the properties we own to single corporate tenants, on a triple-net lease basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, lease terminations, lease expirations, contractual rent adjustments, tenant defaults, and sales of properties. We were formed in 2007 and are managed by the advisor.

FINANCIAL HIGHLIGHTS

	YEARS ENDED DECEMBER 31,		
(IN THOUSANDS)	2010	2009	2008
Total revenues	**$ 99,522**	$ 50,346	$ 9,684
Net income (loss) attributable to CPA®:17—Global shareholders	**30,454**	(7,701)	(1,247)
Cash flow provided by operating activities	**67,975**	32,240	4,443
Distributions paid	**60,937**	27,193	5,196
Supplemental financial measures:			
Funds from operations—as adjusted (AFFO)	**42,231**	17,181	4,252
Adjusted cash flow from operating activities	**48,099**	20,286	3,340

We consider the performance metrics listed above, including certain supplemental metrics that are not defined by GAAP ("non-GAAP") such as Funds from operations—as adjusted and Adjusted cash flow from operating activities, to be important measures in the evaluation of our results of operations, liquidity and capital resources. We evaluate our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objectives of funding distributions to shareholders. Please see Supplemental Financial Measures below for our definition of these measures and reconciliations to their most directly comparable GAAP measure.

Total revenues and cash flow provided by operating activities increased in 2010 as compared to 2009, reflecting the results of our investment activity during 2010 and 2009.

Net income attributable to CPA®:17—Global shareholders for the year ended December 31, 2010 reflected higher lease revenue and a reduction in the level of impairment charges recognized as compared to 2009. For 2009, net loss attributable to CPA®:17—Global shareholders reflected the recognition of impairment charges totaling $26.8 million on our CMBS and real estate investments, inclusive of amounts attributable to noncontrolling interests of $2.8 million (Notes 7 and 11).

Our AFFO supplemental measure increased for the year ended December 31, 2010 as compared to 2009, primarily as a result of our investment activity during 2009 and 2010. For the year ended December 31, 2010 as compared to 2009, our adjusted cash flow from operating activities supplemental measure reflected increased cash flow, as described above.

CURRENT TRENDS

We are impacted by macro-economic environmental factors, the capital markets, and general conditions in the commercial real estate market, both in the U.S. and globally. As of the date of this Report, we have seen signs of modest improvement in the global economy following the significant distress experienced in 2008 and 2009. Our experience during 2010 reflects increased investment volume over the prior year, as well as an improved financing and fundraising environment. While these factors reflect favorably on our business, the economic recovery remains weak, and our business remains dependent on the speed and strength of the recovery, which cannot be predicted at this time. Nevertheless, as of the date of this Report, the impact of current financial and economic trends on our business, and our response to those trends, is presented below.

Fundraising

Fundraising trends for non-listed REITs generally reflect an increase in average monthly volume during 2010 compared to 2009. Additionally, the number of offerings has increased over 2009 levels. Consequently, there has been an increase in the competition for investment dollars.

While fundraising trends are difficult to predict, our recent fundraising continues to be strong. We raised $593.1 million for our initial public offering during 2010 and, through the date of this Report, have raised more than $1.5 billion since beginning fundraising in December 2007. We have made a concerted effort to broaden our distribution channels and are seeing a greater portion of our fundraising come from an expanded network of broker-dealers as a result of these efforts.

In October 2010, we filed a registration statement with the SEC for a possible continuous public offering of up to an additional $1.0 billion of common stock, which we currently expect will commence after our initial public offering terminates. There can be no assurance that we will actually commence the follow-on offering or successfully sell the full number of shares registered. Our initial public offering will terminate on the earlier of the date on which the registration statement for the follow-on offering becomes effective or May 2, 2011.

Capital Markets

We have recently seen evidence of a gradual improvement in capital markets conditions, including new issuances of CMBS debt. Capital inflows to both commercial real estate debt and equity markets have helped increase the availability of mortgage financing and asset prices have begun to recover from their credit crisis lows. Over the past few quarters, there has been continued improvement in the availability of financing; however, lenders remain cautious and continue to employ more conservative underwriting standards. We have seen commercial real estate capitalization rates begin to narrow from credit crisis highs, especially for higher-quality assets or assets leased to tenants with strong credit. The improvement in financing conditions combined with a stabilization of prices for high quality assets has helped to increase transaction activity, and our market has seen an increase in competition from both public and private investors.

Investment Opportunities

Our ability to complete investments fluctuates based on the pricing and availability of transactions and the pricing and availability of financing, among other factors.

As a result of the recent improving economic conditions and increasing seller optimism, we have seen an increased number of investment opportunities that we believe will allow us to enter into transactions on favorable terms. Although capitalization rates have remained compressed over the past few quarters compared to their credit crisis highs, we believe that the investment environment remains attractive. We believe that the significant amount of debt that remains outstanding in the marketplace, which will need to be refinanced over the next several years, will provide attractive investment opportunities for net lease investors such as ourselves. To the extent that these trends continue, we believe that our investment volume will benefit. However, we have recently seen an increasing level of competition for investments, both domestically and internationally, and further capital inflows into the marketplace could put additional pressure on the returns that we can generate from our investments and our willingness and ability to execute transactions.

We entered into investments totaling approximately $1.0 billion during 2010, representing an increase of $665.5 million over the prior year, and based on current conditions we expect that in 2011 we will be able to continue to take advantage of the investment opportunities we are seeing in both the U.S. and Europe. Investment volume reflects international investments of 45% (on a pro rata basis) during 2010. We currently expect that international transactions will continue to form a significant portion of our investments, although the relative portion of international investments in any given period will vary.

Financing Conditions

We have recently seen a gradual improvement in both the credit and real estate financing markets. During 2010, we saw an increase in the number of lenders for both domestic and international investments as market conditions improved compared to prior years. However, during the fourth quarter of 2010, the cost of debt rose, but we anticipate that this may be recoverable either through deal pricing or if lenders adjust their spreads, which had been unusually high during the crisis. The increase was primarily as a result of a rise in the 10-year treasury rates for domestic deals and due to the impact of the sovereign debt issues in Europe. During 2010, we obtained non-recourse mortgage financing totaling $446.3 million (on a pro rata basis).

General Economic Environment

Foreign Exchange Rates

We have foreign investments and, as a result, are subject to risk from the effects of exchange rate movements. Our results of foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to foreign currencies. During 2010, the Euro weakened primarily as a result of sovereign debt issues in several European countries. Investments denominated in the Euro accounted for approximately 29% of our annualized contractual minimum base rent for 2010. During 2010, the U.S. dollar strengthened against the Euro, as the average conversion rate for the U.S. dollar in relation to the Euro decreased by 5% in comparison to 2009. Additionally, the end-of-period conversion rate of the Euro at December 31, 2010 decreased by 8% to $1.3253 from $1.4333 at December 31, 2009. This strengthening had a negative impact on our balance sheet at December 31, 2010 as compared to our balance sheet at December 31, 2009. While we actively manage our foreign exchange risk, a significant unhedged decline in the value of the Euro could have a material negative impact on our net asset values, future results, financial position and cash flows.

Real Estate Sector

As noted above, the commercial real estate market is impacted by a variety of macro-economic factors, including but not limited to growth in gross domestic product, unemployment, interest rates, inflation, and demographics. Since the beginning of the credit crisis, these macro-economic factors have persisted, negatively impacting commercial real estate market fundamentals, which has resulted in higher vacancies, lower rental rates, and lower demand for vacant space. While more recently there have been some indications of stabilization in asset values and slight improvements in occupancy rates, general uncertainty surrounding commercial real estate fundamentals and property valuations continues. We are chiefly affected by changes in the appraised values of our properties, tenant defaults, inflation, lease expirations, and occupancy rates.

Tenant Defaults

As a net lease investor, we are exposed to credit risk within our tenant portfolio, which can reduce our results of operations and cash flow from operations if our tenants are unable to pay their rent. Tenants experiencing financial difficulties may become delinquent on their rent and/or default on their leases and, if they file for bankruptcy protection, may reject our lease in bankruptcy court, resulting in reduced cash flow, which may negatively impact net asset values and require us to incur impairment charges. Even where a default has not occurred and a tenant is continuing to make the required lease payments, we may restructure or renew leases on less favorable terms, or the tenant's credit profile may deteriorate, which could affect the value of the leased asset and could in turn require us to incur impairment charges.

As of the date of this Report, we have one tenant, Waldaschaff Automotive GmbH, in our portfolio operating under administrative protection who has been paying rent to us, albeit at a significantly reduced rate, while new lease terms are being negotiated. We have observed that many of our tenants have benefited from continued improvements in general business conditions.

To mitigate these risks, we have historically looked to invest in assets that we believe are critically important to a tenant's operations and have attempted to diversify our portfolio by tenant, tenant industry and geography. We also monitor tenant performance through review of rent delinquencies as a precursor to a potential default, meetings with tenant management, and review of tenants' financial statements and compliance with any financial covenants. When necessary, our asset management process includes restructuring transactions to meet the evolving needs of tenants, re-leasing properties, refinancing debt and selling properties, as well as protecting our rights when tenants default or enter into bankruptcy.

Inflation

Our leases generally have rent adjustments that are either fixed or based on formulas indexed to changes in the consumer price index CPI or other similar indices for the jurisdiction in which the property is located. Because these rent adjustments may be calculated based on changes in the CPI over a multi-year period, changes in inflation rates can have a delayed impact on our results of operations. Rent adjustments during 2009 and, to a lesser extent, 2010 generally benefited from increases in inflation rates during the years prior to the scheduled rent adjustment date. However, despite recent signs of inflationary pressure, we continue to expect that rent increases will be significantly lower in coming years as a result of the current historically low inflation rates in the U.S. and the Euro zone.

Lease Expirations and Occupancy

Our leases are in their early stages with no significant leases scheduled to expire or renew in the near term. The advisor actively manages our real estate portfolio and begins discussing options with tenants in advance of the scheduled lease expiration. In certain cases, we obtain lease renewals from our tenants; however, tenants may elect to move out at the end of their term, or may elect to exercise purchase options, if any, in their leases. In cases where tenants elect not to renew, we may seek replacement tenants or try to sell the property. Our occupancy remained at 100% at December 31, 2010, reflecting a portfolio of primarily new tenants.

Proposed Accounting Changes

The International Accounting Standards Board and FASB have issued an Exposure Draft on a joint proposal that would dramatically transform lease accounting from the existing model. These changes would impact most companies but are particularly applicable to those that are significant users of real estate. The proposal outlines a completely new model for accounting by lessees, whereby their rights and obligations under all leases, existing and new, would be capitalized and recorded on the balance sheet. For some companies, the new accounting guidance may influence whether or not, or the extent to which, they enter into the type of sale-leaseback transactions in which we specialize. At this time, the proposed guidance has not been finalized, and as such we are unable to determine whether this proposal will have a material impact on our business.

HOW WE EVALUATE RESULTS OF OPERATIONS

We evaluate our results of operations with a primary focus on our ability to generate cash flow necessary to meet our objectives of funding distributions to shareholders and increasing our equity in our real estate. As a result, our assessment of operating results gives less emphasis to the effect of unrealized gains and losses, which may cause fluctuations in net income for comparable periods but have no impact on cash flows and to other non-cash charges, such as depreciation and impairment charges.

We consider cash flows from operating activities, cash flows from investing activities, cash flows from financing activities, and certain non-GAAP performance metrics to be important measures in the evaluation of our results of operations, liquidity and capital resources. Cash flows from operating activities are sourced primarily from long-term lease contracts. These leases are generally triple net and mitigate, to an extent, our exposure to certain property operating expenses. Our evaluation of the amount and expected fluctuation of cash flows from operating activities is essential in evaluating our ability to fund operating expenses, service debt, and fund distributions to shareholders.

We consider cash flows from operating activities plus cash distributions from equity investments in real estate in excess of equity income, less cash distributions paid to consolidated joint venture partners, as a supplemental measure of liquidity in evaluating our ability to sustain distributions to shareholders. We consider this measure useful as a supplemental measure to the extent the source of distributions in excess of equity income in real estate is the result of non-cash charges, such as depreciation and amortization, because it allows us to evaluate such cash flows from consolidated and unconsolidated investments in a comparable manner. In deriving this measure, we exclude cash distributions from equity investments in real estate that are sourced from the sales of the equity investee's assets or refinancing of debt because we deem them to be returns of investment and not returns on investment.

We focus on measures of cash flows from investing activities and cash flows from financing activities in our evaluation of our capital resources. Investing activities typically consist of the acquisition or disposition of investments in real property and the funding of capital expenditures with respect to real properties. Financing activities primarily consist of the payment of distributions to shareholders, obtaining non-recourse mortgage financing, generally in connection with the acquisition or refinancing of properties, and making mortgage principal payments. Our financing strategy is to attempt to purchase substantially all of our properties with a combination of equity and non-recourse mortgage debt. A lender on a non-recourse mortgage loan generally has recourse only to the property collateralizing such debt and not to any of our other assets. We expect that this strategy will allow us to diversify our portfolio of properties and, thereby, limit our risk.

RESULTS OF OPERATIONS

We were formed in 2007 and have a limited operating history. The results of operations presented below for the year ended December 31, 2010 are not expected to be representative of future results because we anticipate that our asset base will increase substantially as we continue to invest capital. We entered into our first consolidated investment in June 2008 and recorded minimal property-related revenues and expenses during the year ended December 31, 2008. As our asset base increases, we expect that property-related revenues and expenses, as well as general and administrative expenses and other revenues and expenses, will increase.

We are dependent upon proceeds received from our initial public offering to conduct our proposed activities. The capital required to make investments will be obtained from the offering and from any mortgage indebtedness that we may incur in connection with our investment activity.

We own interests in consolidated ventures ranging from 55% to 70%, including our 55% interest in the New York Times transaction. Although we consolidate the results of operations of these ventures, because our effective ownership interests in these ventures are low, a significant portion of the results of operations from these ventures is reduced by our noncontrolling partners' interests.

The following table presents the components of our lease revenues (in thousands):

	YEARS ENDED DECEMBER 31,		
	2010	2009	2008
Rental income	**$ 52,292**	$ 18,333	$ 6,630
Interest income from direct financing leases	**40,028**	29,117	1,392
	$ 92,320	**$ 47,450**	**$ 8,022**

The following table sets forth the net lease revenues (i.e., rental income and interest income from direct financing leases) that we earned from lease obligations through our direct ownership of real estate (in thousands):

LESSEE (DATE ACQUIRED OR PLACED IN SERVICE)	YEARS ENDED DECEMBER 31, 2010	2009	2008
The New York Times Company (3/2009)[(a)]	$ 26,768	$ 21,751	$ —
Eroski Sociedad Cooperativa (6/2010, 2/2010, 12/2009)[(b)(c)]	8,281	101	—
LifeTime Fitness, Inc. (9/2008)	6,847	6,847	1,712
Agrokor d.d. (4/2010, 12/2010)[(b)]	6,783	—	—
Frontier Spinning Mills, Inc. (12/2008)[(a)]	4,464	4,469	12
US Oncology, Inc. (12/2009)	4,189	251	—
Actebis Peacock GmbH (7/2008)[(a)(b)]	3,967	4,143	2,065
Angelica Corporation (3/2010)	3,855	—	—
Kronos Products, Inc. (3/2010)	3,784	—	—
Laureate Education, Inc. (7/2008)	2,895	2,893	1,325
Mori Seiki USA, Inc. (12/2009)	2,811	189	—
Sabre Communications Corporation and Cellxion, LLC (6/2010, 8/2008)	2,695	2,578	1,083
JP Morgan Chase Bank, National Association and AT&T Wireless Services (5/2010)	2,440	—	—
TDG Limited (4/2010, 5/2010)[(b)]	2,040	—	—
Wagon Automotive Nagold GmbH (8/2008)[(a)(b)(d)]	2,033	2,316	865
National Express Limited (12/2009)[(b)]	1,919	52	—
Berry Plastics Corporation (3/2010)[(c)]	1,548	—	—
Waldaschaff Automotive GmbH (formerly Wagon Automotive GmbH) (8/2008)[(a)(b)(e)]	670	1,346	830
Other[(b)]	4,331	514	130
	$ 92,320	$ 47,450	$ 8,022

(a) These revenues are generated in consolidated ventures, generally with our affiliates, and on a combined basis, include lease revenues applicable to noncontrolling interests totaling $15.9 million, $14.0 million and $1.2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

(b) Amounts are subject to fluctuations in foreign currency exchange rates. The average rate for the U.S. dollar in relation to the Euro during both 2010 and 2009 strengthened by approximately 5% in comparison to the respective prior year periods, resulting in a negative impact on lease revenues for our Euro-denominated investments in 2010 and 2009.

(c) We also own an interest in a venture with one of our affiliates that leases another property to this lessee, which we account for as an equity investment in real estate.

(d) The decrease was primarily due to the sale of a parcel of land in April 2010 which resulted in a subsequent reduction of rent.

(e) The decrease was due to a restructuring of the Waldaschaff Automotive GmbH lease. In connection with entering into Administration, Wagon Automotive GmbH, the former tenant, terminated its lease with us in May 2009 and a successor company, Waldaschaff Automotive GmbH, took over the business and began paying rent to us at a significantly reduced rate. Subsequently, in April 2010, Waldaschaff Automotive GmbH executed a temporary lease under which monthly rent is unchanged.

We recognize income from equity investments in real estate, of which lease revenues are a significant component. The following table sets forth the net lease revenues earned by these ventures. Amounts provided are the total amounts attributable to the ventures and do not represent our proportionate share (dollars in thousands):

LESSEE (DATE ACQUIRED)	OWNERSHIP INTEREST AT DECEMBER 31, 2010	YEARS ENDED DECEMBER 31, 2010	2009	2008
Tesco plc (7/2009)[(a)]	49%	$ 7,337	$ 3,420	$ —
Berry Plastics Corporation (12/2007)[(b)]	50%	6,666	6,641	6,651
Eroski Sociedad Cooperativa—Mallorca (6/2010)[(a)(b)]	30%	1,710	—	—
		$ 15,713	$ 10,061	$ 6,651

(a) Amounts are subject to fluctuations in foreign currency exchange rates. The average rate for the U.S. dollar in relation to the Euro during both 2010 and 2009 strengthened by approximately 5% in comparison to the respective prior year periods, resulting in a negative impact on lease revenues for our Euro-denominated investments in 2010 and 2009.

(b) We also consolidate a venture with one of our affiliates that leases another property to this lessee.

LEASE REVENUES

Our net leases generally have rent adjustments based on formulas indexed to changes in the CPI or other similar indices for the jurisdiction in which the property is located, sales overrides or other periodic increases, which are intended to increase lease revenues in the future. We own international investments and therefore, lease revenues from these investments are subject to fluctuations in exchange rates in foreign currencies.

2010 vs. 2009— For the year ended December 31, 2010 as compared to 2009, lease revenues increased by $44.9 million primarily due to our investment activity during 2009 and 2010.

2009 vs. 2008— For the year ended December 31, 2009 as compared to 2008, lease revenues increased by $39.4 million as a result of our investment activity during 2008 and 2009, including lease revenues earned in 2009 totaling $21.8 million from the New York Times transaction.

OTHER REAL ESTATE OPERATIONS

Other real estate operations represents the results of operations (revenues and operating expenses) of our domestic hotel venture, which we acquired in May 2010. Our results of operations from our hotel venture reflected income and expenses of $2.2 million and $1.3 million, respectively, for the year ended December 31, 2010.

INTEREST INCOME FROM CMBS AND NOTES RECEIVABLE

Interest income from CMBS and notes receivable was comprised only of Interest income from CMBS for the years ended December 31, 2009 and 2008.

2010 vs. 2009— For the year ended December 31, 2010 as compared to 2009, interest income from CMBS investments and notes receivable increased by $0.8 million, primarily as a result of interest income from notes receivable totaling $1.5 million recognized during 2010, primarily consisting of $1.3 million in interest income from a participation in the limited-recourse mortgage loan outstanding related to our New York Times venture that we purchased in July 2010, offset by a decrease in interest income from CMBS investments. Following the recognition of impairment charges during the fourth quarter of 2009, the carrying value of the CMBS investments was equal to the amount of cash flows we expect to collect, and therefore no amounts were accreted into income during the year ended December 31, 2010.

2009 vs. 2008— For the year ended December 31, 2009 as compared to 2008, interest income from CMBS investments and notes receivable increased by $1.1 million, reflecting the full year impact of the CMBS investments, which we acquired during the second quarter of 2008. We recognized other-than-temporary impairment charges totaling $15.6 million in earnings in connection with our CMBS investments during 2009 (see Impairment Charges on CMBS on page 57).

DEPRECIATION AND AMORTIZATION

2010 vs. 2009— For the year ended December 31, 2010 as compared to 2009, depreciation and amortization increased by $9.2 million, related to investments we entered into during 2009 and 2010.

2009 vs. 2008— For the year ended December 31, 2009 as compared to 2008, depreciation and amortization increased by $3.5 million related to investments we entered into during 2008 and 2009.

GENERAL AND ADMINISTRATIVE

2010 vs. 2009— For the year ended December 31, 2010 as compared to 2009, general and administrative expense increased by $1.8 million, primarily due to increases in professional fees of $0.9 million and management expenses of $0.5 million. Professional fees include legal, accounting and investor-related expenses incurred in the normal course of business. Management expenses include our reimbursements to WPC for the allocated costs of personnel and overhead in providing management of our day-to-day operations, including accounting services, shareholder services, corporate management, and property management and operations.

2009 vs. 2008— For the year ended December 31, 2009 as compared to 2008, general and administrative expenses increased by $1.4 million, primarily due to increases in professional fees of $0.5 million, business development expenses of $0.4 million and management expenses of $0.3 million. Business development costs reflect costs incurred in connection with potential investments that ultimately were not consummated.

PROPERTY EXPENSES

2010 vs. 2009— For the year ended December 31, 2010 as compared to 2009, property expenses increased by $3.7 million, primarily due to increases in asset management fees of $2.6 million and reimbursable tenant costs of $1.2 million. Asset management fees increased as a result of 2010 investment volume. Reimbursable tenant costs are recorded as both revenue and expenses and therefore have no impact on our results of operations.

2009 vs. 2008— For the year ended December 31, 2009 as compared to 2008, property expenses increased by $2.5 million, primarily due to an increase of $1.8 million in asset management fees payable to WPC and an increase of $0.5 million in uncollected rent expense related to Wagon Automotive Nagold GmbH.

IMPAIRMENT CHARGES ON NET INVESTMENTS IN PROPERTIES

2009— During 2009, we incurred impairment charges of $8.3 million related to properties leased to Waldaschaff Automotive GmbH and Wagon Automotive Nagold GmbH. We recognized an impairment charge of $7.5 million related to the Waldaschaff Automotive GmbH property, which was formerly leased to Wagon Automotive GmbH, to reduce the property's carrying value to its estimated fair value. In addition, we recognized an impairment charge of $0.8 million related to the Wagon Automotive Nagold GmbH property to reflect the decline in its estimated residual value.

See Income (loss) from equity investments in real estate for information regarding impairment charges recognized in connection with our equity investments in real estate during 2009.

IMPAIRMENT CHARGES ON CMBS

2009— During 2009, we incurred other-than-temporary impairment charges on our CMBS portfolio totaling $17.1 million to reduce the carrying value of the portfolio to its estimated fair value as a result of increased delinquencies in our CMBS portfolio and our expectation of future credit losses. Of the total impairment charges, we recognized $15.6 million in earnings related to our expected credit losses and $1.5 million in Other comprehensive loss ("OCL") in equity related to noncredit factors (Note 7).

INCOME (LOSS) FROM EQUITY INVESTMENTS IN REAL ESTATE

Income (loss) from equity investments in real estate represents our proportionate share of net income or net loss (revenue less expenses) from investments entered into with affiliates in which we have a noncontrolling interest but over which we exercise significant influence. Under current accounting guidance for investments in unconsolidated ventures, we are required to periodically compare an investment's carrying value to its estimated fair value and recognize an impairment charge to the extent that carrying value exceeds fair value.

2010 vs. 2009— For the year ended December 31, 2010 as compared to 2009, income from equity investments in real estate increased $0.3 million, primarily due to our investment in the Eroski—Mallorca transaction in June 2010, which contributed income of $0.4 million during 2010.

2009 vs. 2008—For the year ended December 31, 2009, we recognized income from equity investments in real estate of $1.4 million as compared to a loss from equity investments in real estate of $1.8 million during 2008. Income from equity investments in real estate recognized during 2009 was substantially comprised of our share of income earned by a venture that leases properties to Berry Plastics. In addition to income earned from its ongoing operations, during 2009 this venture recognized a gain on extinguishment of debt of $6.5 million in connection with the repayment of its existing $39.0 million non-recourse mortgage loan at a discount for $32.5 million. Our share of the gain on extinguishment of debt was $3.2 million; however, our share of the gain was reduced by $2.9 million due to an other-than-temporary impairment charge that we recognized to reduce the carrying value of our investment to the estimated fair value of the venture's underlying net assets.

The loss from equity investments in real estate of $1.8 million recognized during 2008 was primarily due to the recognition of an other-than-temporary impairment charge of $2.1 million to reduce the carrying value of our investment in the Berry Plastics venture to the estimated fair value of the venture's underlying net assets.

OTHER INCOME AND (EXPENSES)

Other income and (expenses) consist primarily of gains and losses on foreign currency transactions. We and certain of our foreign consolidated subsidiaries have intercompany debt and/or advances that are not denominated in the entity's functional currency. When the intercompany debt or accrued interest thereon is remeasured against the functional currency of the entity, a gain or loss may result. For intercompany transactions that are of a long-term investment nature, the gain or loss is recognized as a cumulative translation adjustment in OCL. We also recognize gains or losses on foreign currency transactions when we repatriate cash from our foreign investments. In addition, we have embedded credit derivatives for which realized and unrealized gains and losses are included in earnings. The timing and amount of such gains and losses cannot always be estimated and are subject to fluctuation.

2010— For the year ended December 31, 2010, we recognized net other income of $0.7 million, which was comprised of realized foreign currency transaction gains, principally as a result of cash received from foreign subsidiaries in connection with intercompany debt and foreign ventures acquired in 2010.

2009— For the year ended December 31, 2009, we recognized net other expenses of $2.5 million, which was primarily comprised of realized losses of $2.0 million on foreign currency transactions as a result of changes in foreign currency exchange rates on deposits that had been held for new investments but that were released to us because the transactions were not consummated

2008— For the year ended December 31, 2008, we recognized net other expenses of $1.8 million, which was primarily comprised of a charge of $1.4 million to write down to its estimated fair value an embedded credit derivative related to Wagon Automotive GmbH (the predecessor tenant of Waldaschaff Automotive GmbH) and Wagon Automotive Nagold investments.

INTEREST EXPENSE

2010 vs. 2009— For the year ended December 31, 2010 as compared to 2009, interest expense increased by $17.0 million primarily as a result of mortgage financing obtained during 2010 and 2009 in connection with our investment activity.

2009 vs. 2008— For the year ended December 31, 2009 as compared to 2008, interest expense increased by $7.1 million as a result of mortgage financing obtained during 2009 and 2008 in connection with our investment activity.

Net Income (Loss) Attributable to CPA®:17 —Global Shareholders

2010 vs. 2009— For the year ended December 31, 2010, the resulting net income attributable to CPA®:17 —Global shareholders was $30.5 million as compared to a net loss of $7.7 million for 2009.

2009 vs. 2008— For the year ended December 31, 2009 as compared to 2008, the resulting net loss attributable to CPA®:17—Global shareholders increased by $6.5 million to $7.7 million.

Funds from Operations—as Adjusted (AFFO)

2010 vs. 2009— For the year ended December 31, 2010 as compared to 2009, AFFO increased by $25.0 million, primarily as a result of the aforementioned increases in results of operations as generated from our investment activity. AFFO is a non-GAAP measure we use to evaluate our business. For a definition of AFFO and reconciliation to net income (loss) attributable to CPA®:17—Global shareholders, see Supplemental Financial Measures below.

2009 vs. 2008— For the year ended December 31, 2009 as compared to 2008, AFFO increased by $12.9 million, primarily as a result of the aforementioned increases in results of operations as generated from our investment activity.

FINANCIAL CONDITION

Sources and Uses of Cash During the Year

Our initial public offering will terminate at the earlier of (i) the date on which the registration for our anticipated follow-on offering is declared effective by the SEC or (ii) May 2, 2011. We expect to continue to invest the proceeds of our offering in a diversified portfolio of income-producing commercial properties and other real estate–related assets. Once we have fully invested these proceeds, we expect that our primary source of operating cash flow will be cash flow generated from our net leases and other real estate–related assets. We expect that these cash flows will fluctuate period to period due to a number of factors, which may include, among other things, the timing of purchases and sales of real estate, the timing of proceeds from non-recourse mortgage loans and receipt of lease revenues, the advisor's annual election to receive fees in restricted shares of our common stock or cash, changes in foreign currency exchange rates and the timing and characterization of distributions received from equity investments in real estate. Despite this fluctuation, we believe our net leases and other real estate–related assets will generate sufficient cash from operations and from equity distributions in excess of equity income in real estate to meet our short-term and long-term liquidity needs. However, until we have fully invested the proceeds of our offering, we may use a portion of the offering proceeds to fund our operating activities and distributions to shareholders (see Financing Activities on page 60). Our sources and uses of cash during the year are described in the following paragraphs.

Operating Activities

During the year ended December 31, 2010, we used cash flows provided by operating activities of $68.0 million to fund cash distributions to shareholders of $ 30.6 million, which excludes the $30.3 million in dividends that were reinvested by shareholders in our common stock through our distribution reinvestment and share purchase plan ("DRP"). We also paid distributions of $13.0 million to affiliates who hold noncontrolling interests in various entities with us and made scheduled principal installments on mortgage loans of $6.5 million. For 2010, the advisor elected to continue to receive its asset management fees in restricted shares of our common stock, and as a result, we paid asset management fees of $4.6 million through the issuance of restricted stock rather than in cash.

Investing Activities

Our investing activities are generally comprised of real estate–related transactions (purchases and sales), payment of deferred acquisition fees to the advisor and capitalized property-related costs. During the year ended December 31, 2010, our investment activity totaled $1.0 billion, including a total of $917.9 million to acquire fifteen consolidated investments and to fund construction costs for five build-to-suit projects, one of which was placed into service during the first quarter of 2010. We also used $90.7 million to fund or purchase note receivables, comprised of $50.1 million to purchase a participation in the limited-recourse mortgage loan outstanding related to our New York Times venture and $40.6 million to provide financing to a subsidiary of a property developer in China as part of an intended strategic plan to cooperate on investments in China with that developer. Our investment activity also included $10.6 million related primarily to our equity investment, Eroski—Mallorca, in Spain. We paid foreign value added taxes, or VAT, totaling $53.2 million during 2010 in connection with several international investments, of which $40.4 million was recovered during 2010, with the remainder expected to be fully recovered in future periods. We also placed $52.5 million in escrow for potential future transactions, primarily related to the purchase of our participation in the non-recourse mortgage loan related to our New York Times venture, as noted above and subsequently released these funds upon completion of the transaction. We received $7.4 million from the repayment of notes receivable, primarily related to the repayment of Federal Deposit Insurance Corporation guaranteed unsecured notes that matured during the period totaling $7.0 million. Payments of deferred acquisition fees to the advisor totaled $7.2 million for 2010.

Financing Activities

In addition to paying distributions to shareholders and to affiliates that hold noncontrolling interests in various entities with us and making scheduled mortgage principal payments, our financing activities for the year ended December 31, 2010 primarily consisted of the receipt of $557.9 million in net proceeds from our initial public offering and proceeds from mortgage financings related to recent investment activity totaling $425.9 million. In addition, we used $53.0 million to prepay two non-recourse mortgage loans, primarily consisting of one loan totaling $51.1 million, which was refinanced for new non-recourse debt of $53.0 million, included in proceeds from mortgage financings above.

Our objectives are to generate sufficient cash flow over time to provide shareholders with increasing distributions and to seek investments with potential for capital appreciation throughout varying economic cycles. We have funded a portion of our cash distributions to date using net proceeds from our initial public offering and we may do so in the future, particularly until we substantially invest the net offering proceeds. In determining our distribution policy during the periods we are raising funds and investing capital, we place primary emphasis on projections of cash flow from operations, together with equity distributions in excess of equity income in real estate, from our investments, rather than on historical results of operations (though these and other factors may be a part of our consideration). In setting a distribution rate, we thus focus primarily on expected returns from those investments we have already made, as well as our anticipated rate of future investment, to assess the sustainability of a particular distribution rate over time.

We maintain a quarterly redemption plan pursuant to which we may, at the discretion of our board of directors, redeem shares of our common stock from shareholders seeking liquidity. We limit the number of shares we may redeem so that the shares we redeem in any quarter, together with the aggregate number of shares redeemed in the preceding three fiscal quarters, does not exceed a maximum of 5% of our total shares outstanding as of the last day of the immediately preceding quarter. In addition, our ability to effect redemptions is subject to our having available cash to do so. For the year ended December 31, 2010, we received requests to redeem 616,159 shares of our common stock pursuant to our redemption plan, and we used $5.7 million to fulfill these requests at a price per share of $9.30. We funded share redemptions during 2010 from the proceeds of the sale of shares of our common stock pursuant to our DRP.

Liquidity would be affected adversely by unanticipated costs, lower-than-anticipated fundraising and greater-than-anticipated operating expenses. To the extent that our cash reserves are insufficient to satisfy our cash requirements, additional funds may be provided from cash generated from operations or through short-term borrowings. In addition, we may incur indebtedness in connection with the acquisition of any property, refinancing the debt thereon, arranging for the leveraging of any previously unfinanced property, or reinvesting the proceeds of financings or refinancings in additional properties.

Adjusted Cash Flow from Operating Activities

Adjusted cash flow from operating activities is a non-GAAP measure we use to evaluate our business. For a definition of adjusted cash flow from operating activities and reconciliation to cash flow from operating activities, see Supplemental Financial Measures below.

Our adjusted cash flow from operating activities for the years ended December 31, 2010, 2009 and 2008 was $48.1 million, $20.3 million and $3.7 million, respectively. These increases were primarily due to increases in property-level cash flow generated from our recent investment activity during 2009 and 2010.

SUMMARY OF FINANCING

The table below summarizes our non-recourse and limited-recourse long-term debt (dollars in thousands):

	DECEMBER 31,	
	2010	2009
Balance		
Fixed rate	**$ 516,103**	$ 154,754
Variable rate[(a)]	**151,375**	146,154
Total	**$ 667,478**	**$ 300,908**
Percent of total debt		
Fixed rate	**77%**	51%
Variable rate[(a)]	**23%**	49%
	100%	**100%**
Weighted average interest rate at end of period		
Fixed rate	**6.2%**	7.1%
Variable rate[(a)]	**5.4%**	5.3%

(a) Variable-rate debt at December 31, 2010 consisted of (i) $116.7 million that is subject to an interest rate cap, but for which the applicable interest rate was below the interest rate cap at December 31, 2010 and (ii) $34.7 million that has been effectively converted to fixed-rate debt through interest rate swap derivative instruments.

CASH RESOURCES

At December 31, 2010, our cash resources consisted of cash and cash equivalents totaling $162.7 million, which primarily reflects the uninvested proceeds of our initial public offering at that date. As discussed above, we currently expect to continue to raise funds through our initial public offering through the earlier of (i) the date that our anticipated follow-on offering is declared effective by the SEC or (ii) May 2, 2011. However, there can be no assurance that we will actually commence our follow-on offering or, if commenced, that we will successfully raise the amount of funds sought in that offering. Of our total cash and cash equivalents at December 31, 2010, $20.2 million, at then-current exchange rates, was held in foreign bank accounts, but we could be subject to restrictions or significant costs should we decide to repatriate these amounts. At December 31, 2010, we had unleveraged properties that had an aggregate carrying value of $280.8 million, although given the current economic environment, there can be no assurance that we would be able to obtain financing for these properties. Our cash resources can be used to fund future investments as well as for working capital needs and other commitments.

CASH REQUIREMENTS

During 2011, we expect that cash payments will include the repayment of a $90.0 million short-term loan from our advisor used to fund acquisitions during the first quarter of 2011, paying distributions to shareholders and to our affiliates who hold noncontrolling interests in entities we control; making scheduled mortgage loan principal payments (neither we nor our venture partners have any balloon payments on our mortgage obligations until 2014), reimbursing the advisor for costs incurred on our behalf and paying normal recurring operating expenses. See below for cash requirements related to the Proposed Merger. We expect to continue to use funds raised from either our initial public offering or follow-on offering, as applicable, to invest in new properties.

EXPECTED IMPACT OF ASSET PURCHASE

If the Proposed Merger is approved by shareholders of CPA®:14, we currently expect the asset sale from CPA®:14 to us, which is contingent on the closing of the Proposed Merger, to have the following impact on our liquidity and results of operations; however there can be no assurance that this transaction will be completed during 2011 or at all.

We currently expect to use existing cash resources and proceeds from our initial public offering, and if declared effective by the SEC, our follow-on offering, as applicable, to finance the purchase of three properties from CPA®:14 for approximately $57.4 million, plus the assumption of approximately $153.9 million of indebtedness. We currently estimate that the properties to be acquired from CPA®:14 will generate annual equity income of approximately $5.7 million based upon actual income from equity investments in real estate recognized by CPA®:14 during 2010.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The table below summarizes our debt, off-balance sheet arrangements, and other contractual obligations at December 31, 2010 and the effect that these arrangements and obligations are expected to have on our liquidity and cash flow in the specified future periods (in thousands):

	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS
Non-recourse and limited-recourse debt—principal[(a)]	**$ 668,483**	$ 11,530	$ 26,785	$ 176,508	$ 453,660
Deferred acquisition fees	**19,819**	9,128	10,691	—	—
Interest on borrowings and deferred acquisition fees	**283,322**	40,049	78,183	67,546	97,544
Build-to-suit and other capital commitments[(b)]	**32,967**	32,967	—	—	—
Lending commitment[(c)]	**22,570**	1,900	20,670	—	—
Operating and other lease commitments[(d)]	**1,641**	259	526	519	337
	$ 1,028,802	**$ 95,833**	**$ 136,855**	**$ 244,573**	**$ 551,541**

(a) Excludes debt discounts of $1.0 million.

(b) Represents remaining build-to-suit commitments on two projects. As of December 31, 2010, total estimated construction costs for these projects were projected to be $106.6 million in the aggregate, of which $74.3 million had been funded at that date. Also includes a hotel capital improvement commitment of $0.7 million.

(c) Represents unfunded amount on commitments to provide loans to two developers of four domestic build-to-suit properties. As of December 31, 2010, the total commitment for the loans was for up to $54.5 million, of which $31.9 million had been funded at that date.

(d) Operating and other lease commitments consist of our share of future minimum rents payable under an office cost-sharing agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities as well as future minimum rents payable under a lease executed in June 2010 (denominated in British Pound Sterling) in conjunction with an investment in the United Kingdom. Amounts under the cost-sharing agreement are allocated among the entities based on gross revenues and are adjusted quarterly. We anticipate that our share of future minimum lease payments will increase significantly as we continue to invest the proceeds of our offering.

Amounts in the table above related to our foreign operations are based on the exchange rate of the local currencies at December 31, 2010. At December 31, 2010, we had no material capital lease obligations for which we are the lessee, either individually or in the aggregate.

Asset Purchase

On December 13, 2010, we entered into a sale and purchase agreement with CPA®:14 pursuant to which we have agreed to purchase CPA®:14's interests in three properties for an aggregate purchase price of $57.4 million, plus the assumption of approximately $153.9 million of indebtedness. The purchase price is determined by the advisor relying in part upon a valuation of the properties as of September 30, 2010 performed by a third-party valuation firm. The completion of the sale of assets to us is a condition to the closing of the Proposed Merger.

Equity Investments in Real Estate

We have investments in unconsolidated ventures that own single-tenant properties net leased to corporations. Generally, the underlying investments are jointly-owned with our affiliates. Summarized financial information for these ventures and our ownership interest in the ventures at December 31, 2010 are presented below. Summarized financial information provided represents the total amounts attributable to the ventures and does not represent our proportionate share (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2010	TOTAL ASSETS	TOTAL THIRD PARTY DEBT	DEBT MATURITY DATE
Berry Plastics Corporation	50%	**$ 79,412**	$ 28,701	3/2012
Tesco plc[(a)]	49%	**89,405**	45,339	6/2016
Eroski Sociedad Cooperativa—Mallorca[(a)]	30%	**35,172**	—	N/A
		$ 203,989	**$ 74,040**	

(a) Dollar amounts shown are based on the exchange rate of the Euro at December 31, 2010.

Environmental Obligations

In connection with the purchase of many of our properties, we required the sellers to perform environmental reviews. We believe, based on the results of these reviews, that our properties were in substantial compliance with Federal and state environmental statutes at the time the properties were acquired. However, portions of certain properties have been subject to some degree of contamination, principally in connection with leakage from underground storage tanks, surface spills or other on-site activities. In most instances where contamination has been identified, tenants are actively engaged in the remediation process and addressing identified conditions. Tenants are generally subject to environmental statutes and regulations regarding the discharge of hazardous materials and any related remediation obligations. In addition, our leases generally require tenants to indemnify us from all liabilities and losses related to the leased properties, with provisions of such indemnification specifically addressing environmental matters. The leases generally include provisions that allow for periodic environmental assessments, paid for by the tenant, and allow us to extend leases until such time as a tenant has satisfied its environmental obligations. Certain of our leases allow us to require financial assurances from tenants, such as performance bonds or letters of credit, if the costs of remediating environmental conditions are, in our estimation, in excess of specified amounts. Accordingly, we believe that the ultimate resolution of any environmental matters should not have a material adverse effect on our financial condition, liquidity or results of operations.

Critical Accounting Estimates

Our significant accounting policies are described in Note 2 to the consolidated financial statements. Many of these accounting policies require judgment and the use of estimates and assumptions when applying these policies in the preparation of our consolidated financial statements. On a quarterly basis, we evaluate these estimates and judgments based on historical experience as well as other factors that we believe to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates. Those accounting policies that require significant estimation and/or judgment are listed below.

CLASSIFICATION OF REAL ESTATE ASSETS

We classify our directly-owned leased assets for financial reporting purposes at the inception of a lease, or when significant lease terms are amended, as either real estate leased under operating leases or net investment in direct financing leases. This classification is based on several criteria, including, but not limited to, estimates of the remaining economic life of the leased assets and the calculation of the present value of future minimum rents. We estimate remaining economic life relying in part upon third-party appraisals of the leased assets. We calculate the present value of future minimum rents using the lease's implicit interest rate, which requires an estimate of the residual value of the leased assets as of the end of the non-cancelable lease term. Estimates of residual values are generally determined by us relying in part upon third-party appraisals. Different estimates of residual value result in different implicit interest rates and could possibly affect the financial reporting classification of leased assets. The contractual terms of our leases are not necessarily different for operating and direct financing leases; however, the classification is based on accounting pronouncements that are intended to indicate whether the risks and rewards of ownership are retained by the lessor or substantially transferred to the lessee. We believe that we retain certain risks of ownership regardless of accounting classification. Assets classified as net investment in direct financing leases are not depreciated but are written down to expected residual value over the lease term. Therefore, the classification of assets may have a significant impact on net income even though it has no effect on cash flows.

IDENTIFICATION OF TANGIBLE AND INTANGIBLE ASSETS IN CONNECTION WITH REAL ESTATE ACQUISITIONS

In connection with our acquisition of properties accounted for as operating leases, we allocate purchase costs to tangible and intangible assets and liabilities acquired based on their estimated fair values. We determine the value of tangible assets, consisting of land and buildings, as if vacant, and record intangible assets, including the above- and below-market value of leases, the value of in-place leases and the value of tenant relationships, at their relative estimated fair values.

We determine the value attributed to tangible assets in part using a discounted cash flow model that is intended to approximate both what a third-party would pay to purchase the vacant property and rent at current estimated market rates. In applying the model, we assume that the disinterested party would sell the property at the end of an estimated market lease term. Assumptions used in the model are property-specific where this information is available; however, when certain necessary information is not available, we use available regional and property-type information. Assumptions and estimates include a discount rate or internal rate of return, marketing period necessary to put a lease in place, carrying costs during the marketing period, leasing commissions and tenant improvements allowances, market rents and growth factors of these rents, market lease term, and a cap rate to be applied to an estimate of market rent at the end of the market lease term.

We acquire properties subject to net leases and determine the value of above-market and below-market lease intangibles based on the difference between (i) the contractual rents to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) our estimate of fair market lease rates for the property or a similar property, both of which are measured over a period equal to the estimated market lease term. We discount the difference between the estimated market rent and contractual rent to a present value using an interest rate reflecting our current assessment of the risk associated with the lease acquired, which includes a consideration of the credit of the lessee. Estimates of market rent are generally determined by us relying in part upon a third-party appraisal obtained in connection with the property acquisition and can include estimates of market rent increase factors, which are generally provided in the appraisal or by local brokers.

We evaluate the specific characteristics of each tenant's lease and any pre-existing relationship with each tenant in determining the value of in-place lease and tenant relationship intangibles. To determine the value of in-place lease intangibles, we consider estimated market rent, estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Estimated carrying costs include real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on assessments of specific market conditions. In determining the value of tenant relationship intangibles, we consider the expectation of lease renewals, the nature and extent of our existing relationship with the tenant, prospects for developing new business with the tenant and the tenant's credit profile. We also consider estimated costs to execute a new lease, including estimated leasing commissions and legal costs, as well as estimated carrying costs of the property during a hypothetical expected lease-up period. We determine these values using our estimates or by relying in part upon third-party appraisals.

BASIS OF CONSOLIDATION

When we obtain an economic interest in an entity, we evaluate the entity to determine if it is deemed a variable interest entity ("VIE") and, if so, whether we are deemed to be the primary beneficiary and are therefore required to consolidate the entity. Significant judgment is required to determine whether a VIE should be consolidated. We review the contractual arrangements provided for in the partnership agreement or other related contracts to determine whether the entity is considered a VIE under current authoritative accounting guidance, and to establish whether we have any variable interests in the VIE. We then compare our variable interests, if any, to those of the other variable interest holders to determine which party is the primary beneficiary of a VIE based on whether the entity (i) has the power to direct the activities that most significantly impact the economic performance of the VIE and (ii) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

For an entity that is not considered to be a VIE, the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. We evaluate the partnership agreements or other relevant contracts to determine whether there are provisions in the agreements that would overcome this presumption. If the agreements provide the limited partners with either (a) the substantive ability to dissolve or liquidate the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights, the limited partners' rights overcome the presumption of control by a general partner of the limited partnership, and, therefore, the general partner must account for its investment in the limited partnership using the equity method of accounting.

IMPAIRMENTS

We periodically assess whether there are any indicators that the value of our long-lived assets may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, the vacancy of a property that is not subject to a lease; a lease default by a tenant that is experiencing financial difficulty; the termination of a lease by a tenant or the rejection of a lease in a bankruptcy proceeding. We may incur impairment charges on long-lived assets, including real estate, direct financing leases, assets held for sale and equity investments in real estate. We may also incur impairment charges on marketable securities and CMBS investments. Estimates and judgments used when evaluating whether these assets are impaired are presented below.

Real Estate

For real estate assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property to the future net undiscounted cash flow that we expect the property will generate, including any estimated proceeds from the eventual sale of the property. The undiscounted cash flow analysis requires us to make our best estimate of market rents, residual values and holding periods. We estimate market rents and residual values using market information from outside sources such as broker quotes or recent comparable sales. In cases where the available market information is not deemed appropriate, we perform a future net cash flow analysis discounted for inherent risk associated with each asset to determine an estimated fair value. As our investment objective is to hold properties on a long-term basis, holding periods used in the undiscounted cash flow analysis generally range from five to ten years. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in determining the best possible estimate of future cash flows. If the future net undiscounted cash flow of the property is less than the carrying value, the property is considered to be impaired. We then measure the loss as the excess of the carrying value of the property over its estimated fair value. The property's estimated fair value is primarily determined using market information from outside sources such as broker quotes or recent comparable sales.

Direct Financing Leases

We review our direct financing leases at least annually to determine whether there has been an other-than-temporary decline in the current estimate of residual value of the property. The residual value is our estimate of what we could realize upon the sale of the property at the end of the lease term, based on market information from outside sources such as broker quotes or recent comparable sales. If this review indicates that a decline in residual value has occurred that is other-than-temporary, we recognize an impairment charge and revise the accounting for the direct financing lease to reflect a portion of the future cash flow from the lessee as a return of principal rather than as revenue. While we evaluate direct financing leases if there are any indicators that the residual value may be impaired, the evaluation of a direct financing lease can be affected by changes in long-term market conditions even though the obligations of the lessee are being met.

Equity Investments in Real Estate

We evaluate our equity investments in real estate on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and to establish whether or not that impairment is other-than-temporary. To the extent impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its estimated fair value, which is determined by multiplying the estimated fair value of the underlying venture's net assets by our ownership interest percentage. For our unconsolidated ventures in real estate, we calculate the estimated fair value of the underlying venture's real estate or net investment in direct financing lease as described in Real Estate and Direct Financing Leases above. The fair value of the underlying venture's debt, if any, is calculated based on market interest rates and other market information. The fair value of the underlying venture's other financial assets and liabilities (excluding net investment in direct financing leases) have fair values that approximate their carrying values.

Commercial Mortgage-Backed Securities

We have CMBS investments that are designated as securities held to maturity. On a quarterly basis, we evaluate our CMBS to determine if they have experienced an other-than-temporary decline in value. In our evaluation, we consider, among other items, the significance of the decline in value compared to the cost basis; underlying factors contributing to the decline in value, such as delinquencies and expectations of credit losses; the length of time the market value of the security has been less than its cost basis; expected market volatility and market and economic conditions; advice from dealers; and our own experience in the market.

In 2009, the FASB amended its existing guidance on determining whether an impairment for investments in debt securities, including CMBS investments, is other-than-temporary. If the debt security's market value is below its amortized cost and we either intend to sell the security or it is more likely than not that we will be required to sell the security before its anticipated recovery, we record the entire amount of the other-than-temporary impairment charge in earnings.

We do not intend to sell our CMBS investments, and we do not expect that it is more likely than not that we will be required to sell these investments before their anticipated recovery. We perform an additional analysis to determine whether we expect to recover our amortized cost basis in the investment. If we determine that a decline in the estimated fair value of our CMBS investments has occurred that is other-than-temporary and we do not expect to recover the entire amortized cost basis, we calculate the total other-than-temporary impairment charge as the difference between the CMBS investments' carrying value and their estimated fair value. We then separate the other-than-temporary impairment charge into the portion of the loss related to noncredit factors, such as the illiquidity of the securities (the "noncredit loss portion"), and the portion related to credit factors (the "credit loss portion"). We determine the noncredit loss portion by analyzing the changes in spreads on high credit quality CMBS securities as compared with the changes in spreads on the CMBS securities being analyzed for other-than-temporary impairment. We generally perform this analysis over a time period from the date of acquisition of the debt securities through the date of the analysis. Any resulting loss is deemed to represent losses due to the illiquidity of the debt securities and is recorded as the noncredit loss portion. We then measure the credit loss portion of the other-than-temporary impairment as the residual amount of the other-than-temporary impairment. We record the noncredit loss portion as a separate component of OCL in equity and the credit loss portion in earnings.

Following recognition of the other-than-temporary impairment, the difference between the new cost basis of the CMBS investments and cash flows expected to be collected is accreted to Interest income from CMBS over the remaining expected lives of the securities.

PROVISION FOR UNCOLLECTED AMOUNTS FROM LESSEES

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (18 lessees represented 95% of lease revenues during 2010), we believe that it is necessary to evaluate the collectability of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. Therefore, in recognizing our provision for uncollected rents and other tenant receivables, we evaluate actual past due amounts and make subjective judgments as to the collectability of those amounts based on factors including, but not limited to, our knowledge of a lessee's circumstances, the age of the receivables, the tenant's credit profile and prior experience with the tenant. Even if a lessee has been making payments, we may reserve for the entire receivable amount from the lessee if we believe there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

INCOME TAXES

We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code. In order to maintain our qualification as a REIT, we are required to, among other things, distribute at least 90% of our REIT net taxable income to our shareholders (excluding net capital gains) and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to U.S. federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for U.S. federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to U.S. federal income tax.

We conduct business in various states and municipalities within the U.S. and the European Union and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain state, local and foreign taxes and a provision for such taxes is included in the consolidated financial statements.

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves based on a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, we recognize the largest amount of tax benefit that is greater than 50% likely of being ultimately realized upon settlement. The tax position must be derecognized when it is no longer more likely than not of being sustained.

Subsequent Events

In January 2011, we entered into an international investment with C1000 B.V., for a total cost of approximately $207.5 million. On March 16, 2011, we obtained non-recourse financing totaling $98.3 million, which bears interest at a variable rate of 3-month Euribor plus 2% and matures in March 2013. Our investment and non-recourse financing are inclusive of amounts attributable to noncontrolling interests of approximately $31.1 million and $14.7 million, respectively. Amounts are based on the exchange rate of the Euro at the date of acquisition or financing, as applicable. This investment was also funded in part by a $90.0 million short-term loan from our advisor and as of the date of this Report, we have repaid $75.0 million and the remaining $15.0 million becomes due on April 8, 2011.

Also in January 2011, we entered into a domestic investment for a cold storage facility at a total cost of approximately $99.5 million. In connection with this investment, we obtained non-recourse mortgage financing totaling $53.7 million, at a fixed annual interest rate and term of 6.0% and 10 years, respectively.

Supplemental Financial Measures

In the real estate industry, analysts and investors employ certain non-GAAP supplemental measures in order to facilitate meaningful comparisons between periods and among peer companies. Additionally, in the formulation of our goals and in the evaluation of the effectiveness of our strategies, we employ the use of supplemental non-GAAP measures, which are uniquely defined by our management. We believe these measures are useful to investors to consider because they may assist them to better understand and measure the performance of our business over time and against similar companies. A description of these non-GAAP financial measures and reconciliations to the most directly comparable GAAP measures are provided below.

Funds from Operations—as Adjusted

Funds from Operations ("FFO") is a non-GAAP measure defined by the National Association of Real Estate Investment Trusts ("NAREIT"). NAREIT defines FFO as net income or loss (as computed in accordance with GAAP) excluding: depreciation and amortization expense from real estate assets, gains or losses from sales of depreciated real estate assets and extraordinary items; however, FFO related to assets held for sale, sold or otherwise transferred and included in the results of discontinued operations are to be included. These adjustments also incorporate the pro rata share of unconsolidated subsidiaries. FFO is used by management, investors and analysts to facilitate meaningful comparisons of operating performance between periods and among our peers. Although NAREIT has published this definition of FFO, real estate companies often modify this definition as they seek to provide financial measures that meaningfully reflect their distinctive operations.

We modify the NAREIT computation of FFO to include other adjustments to GAAP net income for certain non-cash charges, where applicable, such as gains or losses on extinguishment of debt and deconsolidation of subsidiaries, amortization of intangibles, straight-line rents, impairment charges on real estate and unrealized foreign currency exchange gains and losses. We refer to our modified definition of FFO as "Funds from Operations—as Adjusted," or AFFO, and we employ it as one measure of our operating performance when we formulate corporate goals and evaluate the effectiveness of our strategies. We exclude these items from GAAP net income as they are not the primary drivers in our decision-making process. Our assessment of our operations is focused on long-term sustainability and not on such non-cash items, which may cause short-term fluctuations in net income but have no impact on cash flows. As a result, we believe that AFFO is a useful supplemental measure for investors to consider because it will help them to better understand and measure the performance of our business over time without the potentially distorting impact of these short-term fluctuations.

FFO and AFFO for the years ended December 31, 2010, 2009 and 2008 are presented below (in thousands):

	YEARS ENDED DECEMBER 31,		
	2010	2009	2008
NET INCOME (LOSS) ATTRIBUTABLE TO CPA®:17—Global Shareholders	**$ 30,454**	$ (7,701)	$ (1,247)
Adjustments:			
Depreciation and amortization of real property	**13,898**	5,289	1,825
Loss on sale of real estate, net	**(110)**	—	—
Proportionate share of adjustments to equity in net income of partially owned entities to arrive at FFO:			
Depreciation and amortization of real property	**3,136**	2,182	1,183
Loss on sale of real estate, net	**38**	—	—
Proportionate share of adjustments for noncontrolling interests to arrive at FFO	**(580)**	(653)	(227)
TOTAL ADJUSTMENTS	**16,382**	**6,818**	**2,781**
FFO—as defined by NAREIT	46,836	(883)	1,534
Adjustments:			
Other depreciation, amortization and non-cash charges	**79**	83	1,404
Straight-line and other rent adjustments	**(5,252)**	(3,562)	(315)
Impairment charges	—	23,904	—
Proportionate share of adjustments to equity in net income of partially owned entities to arrive at AFFO:			
Other depreciation, amortization and other non-cash charges	**(6)**	—	—
Straight-line and other rent adjustments	**(364)**	(106)	—
Impairment charges	—	—	2,120
Gain on extinguishment of debt	—	(326)	—
Proportionate share of adjustments for noncontrolling interests to arrive at AFFO	**938**	(1,929)	(491)
TOTAL ADJUSTMENTS	**(4,605)**	**18,064**	**2,718**
AFFO	**$ 42,231**	$ 17,181	$ 4,252

Adjusted Cash Flow from Operating Activities

Adjusted cash flow from operating activities refers to our cash flow from operating activities (as computed in accordance with GAAP) adjusted, where applicable, primarily to: add cash distributions that we receive from our investments in unconsolidated real estate joint ventures in excess of our equity income; subtract cash distributions that we make to our non controlling partners in real estate joint ventures that we consolidate; and eliminate changes in working capital. We hold a number of interests in real estate joint ventures, and we believe that adjusting our GAAP cash flow provided by operating activities to reflect these actual cash receipts and cash payments as well as eliminating the effect of timing differences between the payment of certain liabilities and the receipt of certain receivables in a period other than that in which the item is recognized, may give investors additional information about our actual cash flow that is not incorporated in cash flow from operating activities as defined by GAAP.

We believe that adjusted cash flow from operating activities is a useful supplemental measure for assessing the cash flow generated from our core operations as it gives investors important information about our liquidity that is not provided within cash flow from operating activities as defined by GAAP, and we use this measure when evaluating distributions to shareholders. As we are still in our offering and investment stage, we also consider our expectations as to the yields that may be generated on existing investments and our acquisition pipeline when evaluating distributions to shareholders.

Adjusted cash flow from operating activities for the years ended December 31, 2010, 2009 and 2008 is presented below (in thousands):

	YEARS ENDED DECEMBER 31,		
	2010	2009	2008
Cash flow provided by operating activities	**$ 67,975**	$ 32,240	$ 4,443
Adjustments:			
Distributions received from equity investments in real estate in excess of equity income, net	**1,600**	2,265	5
Distributions paid to noncontrolling interests, net	**(12,547)**	(11,474)	(52)
Changes in working capital	**(8,929)**	(2,745)	(1,056)
Adjusted cash flow from operating activities	**$ 48,099**	$ 20,286	$ 3,340
Distributions declared (weighted average share basis)	**$ 70,965**	$ 34,388	$ 9,635

While we believe that FFO, AFFO and Adjusted cash flow from operating activities are important supplemental measures, they should not be considered as alternatives to net income as an indication of a company's operating performance or to cash flow from operating activities as a measure of liquidity. These non-GAAP measures should be used in conjunction with net income and cash flow from operating activities as defined by GAAP. FFO, AFFO and Adjusted cash flow from operating activities, or similarly titled measures disclosed by other REITs, may not be comparable to our FFO, AFFO and Adjusted cash flow from operating activities measures.

Quantitative and Qualitative Disclosures About Market Risk

MARKET RISKS

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates and equity prices. The primary risks to which we are exposed are interest rate risk and foreign currency exchange risk. We are also exposed to market risk as a result of concentrations in certain tenant industries as we have a limited number of investments. We regularly monitor our portfolio to assess potential concentrations of market risk as we make additional investments. As we invest the proceeds of our offering, we will seek to ensure that our portfolio is reasonably well diversified and does not contain any unusual concentration of market risks.

We do not generally use derivative financial instruments to manage foreign currency exchange rate risk exposure and do not use derivative instruments to hedge credit/market risks or for speculative purposes. However, from time to time, we may enter into foreign currency forward contracts to hedge our foreign currency cash flow exposures.

INTEREST RATE RISK

The value of our real estate, related fixed-rate debt obligations, and CMBS investments are subject to fluctuation based on changes in interest rates. The value of our real estate is also subject to fluctuations based on local and regional economic conditions and changes in the creditworthiness of lessees, all of which may affect our ability to refinance property-level mortgage debt when balloon payments are scheduled. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control. An increase in interest rates would likely cause the value of our owned assets to decrease. Increases in interest rates may also have an impact on the credit profile of certain tenants.

We own CMBS that are fully collateralized by a portfolio of commercial mortgages or commercial mortgage-related securities to the extent consistent with the requirements for qualification as a REIT. CMBS are instruments that directly or indirectly represent a participation in, or are secured by and payable from, one or more mortgage loans secured by commercial real estate. In most cases, CMBS distribute principal and interest payments on the mortgages to investors. Interest rates on these instruments can be fixed or variable. Some classes of CMBS may be entitled to receive mortgage prepayments before other classes do. Therefore, the prepayment risk for a particular instrument may be different than for other CMBS. The value of our CMBS investments is also subject to fluctuation based on changes in interest rates, economic conditions and the creditworthiness of lessees at the mortgaged properties.

Although we have not yet experienced any reductions in cash flows from our CMBS investments, we expect that we will experience credit losses and loan defaults on them. Such defaults could have an adverse effect on the spreads between our interest earning assets and interest bearing liabilities. During the fourth quarter of 2009, we recognized other-than-temporary impairment charges totaling $17.1 million related to our CMBS investments, of which $15.1 million related to expected credit losses and $1.5 million related to non-credit factors. At December 31, 2010, our CMBS investments had a carrying value of $3.8 million, which reflects the impact of these impairment charges (Note 7).

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain non-recourse mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable-rate mortgage loans and, as such, may enter into interest rate swap agreements or interest rate cap agreements with lenders that effectively convert the variable-rate debt service obligations of the loan to a fixed-rate. Interest rate swaps are agreements in which one party exchanges a stream of interest payments for a counterparty's stream of cash flow over a specific period, and interest rate caps limit the borrowing rate of variable-rate debt obligations while allowing participants to share in downward shifts in interest rates. These interest rate swaps and caps are derivative instruments designated as cash flow hedges on the forecasted interest payments on the debt obligation. The notional, or face, amount on which the swaps or caps are based is not exchanged. Our objective in using such derivatives is to limit our exposure to interest rate movements. At December 31, 2010, we estimate that the net fair value of our interest rate cap and interest rate swaps, which are included in Other assets, net and Accounts payable, accrued expenses and other liabilities, respectively, in the consolidated financial statements, was in a net liability position of $0.4 million, inclusive of amounts attributable to noncontrolling interests of $0.3 million (Note 9).

In connection with a German investment in August 2008, a venture in which we and an affiliate have 67% and 33% interests, respectively, and which we consolidate, obtained a participation right in an interest rate swap obtained by the lender of the non-recourse mortgage financing on the transaction. This participation right is deemed to be an embedded credit derivative. This derivative instrument had no fair value at December 31, 2010.

At December 31, 2010, all of our debt either bore interest at fixed-rates, was swapped to a fixed-rate or was subject to an interest rate cap. The estimated fair value of these instruments is affected by changes in market interest rates. The annual interest rates on our fixed-rate debt at December 31, 2010 ranged from 4.5% to 8.0%. The annual interest rates on our variable-rate debt at December 31, 2010 ranged from 5.1% to 6.6%. Our debt obligations are more fully described in Financial Condition in Item 7 above. The following table presents principal cash flows based upon expected maturity dates of our debt obligations outstanding at December 31, 2010 (in thousands):

	2011	2012	2013	2014	2015	THEREAFTER	TOTAL	FAIR VALUE
Fixed rate debt	$ 8,341	$ 9,205	$ 10,791	$ 11,816	$ 55,105	$ 420,845	$ 516,103	$ 522,851
Variable rate debt	$ 3,189	$ 3,324	$ 3,465	$ 109,011	$ 576	$ 31,810	$ 151,375	$ 151,374

A decrease or increase in interest rates of 1% would change the estimated fair value of such debt at December 31, 2010 by an aggregate increase of $33.6 million or an aggregate decrease of $31.1 million, respectively. This debt is generally not subject to short-term fluctuations in interest rates. Annual interest expense on our variable-rate debt that does not bear interest at fixed-rates at December 31, 2010 would increase or decrease by $1.5 million for each respective 1% change in annual interest rates.

FOREIGN CURRENCY EXCHANGE RATE RISK

We own investments in the European Union, and as a result are subject to risk from the effects of exchange rate movements, primarily in the Euro and, to a lesser extent, the British Pound Sterling, which may affect future costs and cash flows. Although all of our foreign investments through the fourth quarter of 2010 were conducted in these currencies, we are likely to conduct business in other currencies in the future as we seek to invest funds from our offering internationally. We manage foreign currency exchange rate movements by generally placing both our debt obligations to the lender and the tenant's rental obligations to us in the same currency. We are generally a net receiver of these currencies (we receive more cash than we pay out), and therefore our foreign operations benefit from a weaker U.S. dollar, and are adversely affected by a stronger U.S. dollar, relative to the foreign currency. We recognized realized foreign currency transaction gains of $0.7 million for the year ended December 31, 2010. These losses are included in Other income and (expenses) in the consolidated financial statements and were primarily due to changes in the value of the foreign currency on accrued interest receivable on notes receivable from consolidated subsidiaries.

We enter into foreign currency forward contracts to hedge certain of our foreign currency cash flow exposures. A foreign currency forward contract is a commitment to deliver a certain amount of currency at a certain price on a specific date in the future. By entering into these instruments, we are locked into a future currency exchange rate, which limits our exposure to the movement in foreign currency exchange rates. The estimated fair value of our foreign currency forward contract, which is included in Accounts payable, accrued expenses and other liabilities in the consolidated financial statements, was $1.1 million at December 31, 2010.

We have obtained non-recourse mortgage financing in the local currency. To the extent that currency fluctuations increase or decrease rental revenues as translated to dollars, the change in debt service, as translated to dollars, will partially offset the effect of fluctuations in revenue and, to some extent, mitigate the risk from changes in foreign currency rates.

Scheduled future minimum rents, exclusive of renewals, under non-cancelable operating leases for our foreign real estate operations during each of the next five years and thereafter, are as follows (in thousands):

LEASE REVENUES(a)	2011	2012	2013	2014	2015	THEREAFTER	TOTAL
Euro	$ 35,814	$ 35,926	$ 35,926	$ 35,926	$ 35,926	$ 478,686	$ 658,204
British pound sterling	5,385	5,386	5,386	5,386	5,385	80,900	107,828
Canadian dollar	1,384	1,384	1,384	1,384	1,384	23,849	30,769
	$ 42,583	**$ 42,696**	**$ 42,696**	**$ 42,696**	**$ 42,695**	**$ 583,435**	**$ 796,801**

Scheduled debt service payments (principal and interest) for mortgage notes payable for our foreign operations during each of the next five years and thereafter, are as follows (in thousands):

DEBT SERVICE(a) (b)	2011	2012	2013	2014	2015	THEREAFTER	TOTAL
Euro	$ 16,878	$ 17,082	$ 17,216	$ 17,233	$ 60,578	$ 142,011	$ 270,998

(a) Based on the applicable exchange rate at December 31, 2010. Contractual rents and debt obligations are denominated in the functional currency of the country of each property.

(b) Our British and Canadian investments had no debt at December 31, 2010. Interest on unhedged variable debt obligations was calculated using the applicable annual interest rates and balances outstanding at December 31, 2010.

As a result of scheduled balloon payments on foreign non-recourse mortgage loans, projected debt service obligations exceed projected lease revenues in 2015. In 2015, balloon payments totaling $43.3 million, inclusive of noncontrolling interests of $13.6 million, are due on two non-recourse mortgage loans. We anticipate that, by 2015, we will seek to refinance these loans or will use existing cash resources to make these payments, if necessary.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following financial statements and schedule are filed as a part of this Report:

Financial statement schedules other than those listed above are omitted because the required information is given in the financial statements, including the notes thereto, or because the conditions requiring their filing do not exist.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Corporate Property Associates 17 — Global Incorporated:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Corporate Property Associates 17 - Global Incorporated and its subsidiaries (the "Company") at December 31, 2010 and 2009, and the results of their operations and their cash flows for the years ended December 31, 2010, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 18, 2011

Consolidated Balance Sheets

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	DECEMBER 31, 2010	2009
Assets		
Investments in real estate:		
Real estate, at cost	**$ 930,404**	$ 326,507
Operating real estate, at cost	**12,177**	—
Accumulated depreciation	**(16,574)**	(5,957)
Net investments in properties	**926,007**	320,550
Net investment in direct financing leases	**397,006**	303,250
Real estate under construction	**53,041**	31,037
Equity investment in real estate	**50,853**	43,495
Net investments in real estate	**1,426,907**	698,332
Cash and cash equivalents	**162,745**	281,554
Intangible assets, net	**252,078**	46,666
Notes receivable	**89,560**	—
Other assets, net	**56,965**	41,320
TOTAL ASSETS	**$ 1,988,255**	**$ 1,067,872**
Liabilities and Equity		
Liabilities:		
Non-recourse and limited recourse debt	**$ 667,478**	$ 300,908
Accounts payable, accrued expenses and other liabilities	**14,719**	4,533
Prepaid and deferred rental income	**27,020**	13,236
Due to affiliates	**21,009**	8,383
Distributions payable	**21,520**	11,675
Total liabilities	**751,746**	338,735
Commitments and contingencies (Note 13)		
Equity:		
CPA®:17—Global shareholders' equity:		
Preferred stock, $0.001 par value; 50,000,000 shares authorized; none issued	—	—
Common stock, $0.001 par value; 400,000,000 shares authorized; 143,231,953 and 80,135,401 shares issued, respectively	**143**	82
Additional paid-in capital	**1,280,453**	718,057
Distributions in excess of accumulated earnings	**(93,446)**	(53,118)
Accumulated other comprehensive loss	**(14,943)**	(4,902)
	1,172,207	660,119
Less, treasury stock at cost, 864,991 and 248,833 shares, respectively	**(8,044)**	(2,314)
TOTAL CPA®:17—GLOBAL SHAREHOLDERS' EQUITY	**1,164,163**	657,805
Noncontrolling interests	**72,346**	71,332
TOTAL EQUITY	**1,236,509**	729,137
TOTAL LIABILITIES AND EQUITY	**$ 1,988,255**	**$ 1,067,872**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	FOR THE YEARS ENDED DECEMBER 31, 2010	2009	2008
Revenues			
Rental income	$ 52,292	$ 18,333	$ 6,630
Interest income from direct financing leases	40,028	29,117	1,392
Other real estate income	2,217	—	—
Interest income on CMBS and notes receivable	3,545	2,743	1,658
Other operating income	1,440	153	4
	99,522	50,346	9,684
Expenses			
Depreciation and amortization	(14,554)	(5,324)	(1,827)
General and administrative	(5,258)	(3,486)	(2,041)
Property expenses	(6,991)	(3,314)	(807)
Other real estate expenses	(1,327)	—	—
Impairment charges on net investments in properties	—	(8,271)	—
Impairment charges on CMBS, net of noncredit portion	—	(15,633)	—
	(28,130)	(36,028)	(4,675)
Other Income and Expenses			
Income (loss) from equity investment in real estate:	1,675	1,406	(1,793)
Other income and (expenses)	692	(2,533)	(1,766)
Other interest income	102	232	1,129
Interest expense	(27,860)	(10,823)	(3,725)
	(25,391)	(11,718)	(6,155)
Income (loss) before income taxes	46,001	2,600	(1,146)
Provision for income taxes	(214)	(420)	(504)
Net Income (Loss)	45,787	2,180	(1,650)
Add: Net (income) loss attributable to noncontrolling interests	(15,333)	(9,881)	403
NET INCOME (LOSS) ATTRIBUTABLE TO CPA®:17— GLOBAL SHAREHOLDERS	**$ 30,454**	**$ (7,701)**	**$ (1,247)**
Income (Loss) Per Share			
NET INCOME (LOSS) ATTRIBUTABLE TO CPA®:17— GLOBAL SHAREHOLDERS	**$ 0.27**	**$ (0.14)**	**$ (0.07)**
WEIGHTED AVERAGE SHARES OUTSTANDING	**110,882,448**	**54,376,664**	**17,273,533**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Loss)

(IN THOUSANDS)	FOR THE YEARS ENDED DECEMBER 31, 2010	2009	2008
NET INCOME (LOSS)	**$ 45,787**	**$ 2,180**	**$ (1,650)**
Other Comprehensive Loss:			
Foreign currency translation adjustment	(7,438)	(682)	(3,315)
Change in unrealized loss on derivative instrument	(4,375)	(468)	—
Impairment loss on commercial mortgage-backed securities	—	(1,505)	—
	(11,813)	(2,655)	(3,315)
COMPREHENSIVE INCOME (LOSS)	33,974	(475)	(4,965)
Amounts Attributable to Noncontrolling Interests:			
Net (income) loss	(15,333)	(9,881)	403
Foreign currency translation adjustment	778	(166)	1,027
Change in unrealized loss on derivative instrument	994	207	—
Comprehensive (income) loss attributable to noncontrolling interests	(13,561)	(9,840)	1,430
Comprehensive Income (Loss) Attributable to CPA®:17— Global Shareholders	**$ 20,413**	**$ (10,315)**	**$ (3,535)**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Equity

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	CPA®:17—GLOBAL SHAREHOLDERS								
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	SHARES	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	DISTRIBUTIONS IN EXCESS OF ACCUMULATED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TREASURY STOCK	TOTAL CPA®:17—GLOBAL SHAREHOLDERS	NON-CONTROLLING INTERESTS	TOTAL
BALANCE AT JANUARY 1, 2008	22,222	$ —	$ 200	$ (106)	$ —	$ —	$ 94	$ —	$ 94
Shares issued, net of offering costs	34,544,270	35	309,942				309,977		309,977
Shares issued to affiliates	59,005		590				590		590
Contributions from noncontrolling interests							—	31,527	31,527
Distributions declared ($0.5578 per share)				(9,703)			(9,703)		(9,703)
Distributions to noncontrolling interests							—	(23)	(23)
Net loss				(1,247)			(1,247)	(403)	(1,650)
Other comprehensive loss:									
Foreign currency translation adjustment					(2,288)		(2,288)	(1,027)	(3,315)
BALANCE AT DECEMBER 31, 2008	34,625,497	35	310,732	(11,056)	(2,288)	—	297,423	30,074	327,497
Shares issued, net of offering costs	45,244,803	45	404,651				404,696		404,696
Shares issued to affiliates	265,101	2	2,674				2,676		2,676
Contributions from noncontrolling interests							—	103,364	103,364
Distributions declared ($0.6324 per share)				(34,361)			(34,361)		(34,361)
Distributions to noncontrolling interests							—	(71,946)	(71,946)
Net (loss) income				(7,701)			(7,701)	9,881	2,180
Other comprehensive loss:									
Foreign currency translation adjustment					(848)		(848)	166	(682)
Change in unrealized loss on derivative instrument					(261)		(261)	(207)	(468)
Impairment loss on commercial mortgage-backed securities					(1,505)		(1,505)		(1,505)
Repurchase of shares	(248,833)					(2,314)	(2,314)		(2,314)
BALANCE AT DECEMBER 31, 2009	79,886,568	82	718,057	(53,118)	(4,902)	(2,314)	657,805	71,332	729,137
Shares issued, net of offering costs	62,643,431	60	557,835				557,895		557,895
Shares issued to affiliates	453,121	1	4,561				4,562		4,562
Contributions from noncontrolling interests							—	412	412
Distributions declared ($0.6400 per share)				(70,782)			(70,782)		(70,782)
Distributions to noncontrolling interests							—	(12,959)	(12,959)
Net income				30,454			30,454	15,333	45,787
Other comprehensive loss:									
Foreign currency translation adjustment					(6,660)		(6,660)	(778)	(7,438)
Change in unrealized loss on derivative instrument					(3,381)		(3,381)	(994)	(4,375)
Repurchase of shares	(616,158)					(5,730)	(5,730)		(5,730)
BALANCE AT DECEMBER 31, 2010	**142,366,962**	**$ 143**	**$ 1,280,453**	**$ (93,446)**	**$ (14,943)**	**$ (8,044)**	**$ 1,164,163**	**$ 72,346**	**$ 1,236,509**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(IN THOUSANDS)	FOR THE YEARS ENDED DECEMBER 31, 2010	2009	2008
Cash Flows—Operating Activities			
Net income (loss)	**$ 45,787**	$ 2,180	$ (1,650)
Adjustments to net income (loss):			
Depreciation and amortization, including intangible assets	**14,973**	5,088	1,841
Straight-line rent adjustments and amortization of rent-related intangibles	**(4,040)**	(3,425)	(315)
Income from equity investment in real estate in excess of distributions received	**—**	326	1,793
Issuance of shares to affiliate in satisfaction of fees due	**4,561**	2,676	590
Amortization of discount on commercial mortgage-backed securities	**—**	(668)	(356)
Realized (gain) loss on foreign currency transactions and others, net	**(777)**	2,519	363
Unrealized loss on foreign currency and derivative transactions	**85**	13	1,403
Impairment charges on net investments in properties and commercial mortgage-backed securities	**—**	23,904	—
Increase in accounts receivable and prepaid expenses	**(2,430)**	(514)	(414)
Increase in accounts payable and accrued expenses	**5,075**	749	2,453
Increase in prepaid and deferred rental income	**3,868**	2,432	2,317
Increase (decrease) in due to affiliates	**3,574**	78	(3,300)
Change in other operating assets and liabilities, net	**(2,701)**	(3,118)	(282)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**67,975**	32,240	4,443
Cash Flows—Investing Activities			
Distributions received from equity investments in real estate in excess of equity income	**2,761**	2,282	—
Acquisitions of real estate and direct financing leases and other capital expenditures (a) (b)	**(917,897)**	(430,448)	(273,517)
Contributions to equity investments in real estate	**(10,648)**	(22,798)	(23,074)
Proceeds from sale of real estate	**1,690**	—	—
VAT paid in connection with acquisitions in real estate	**(53,241)**	(14,881)	—
VAT refunded in connection with acquisitions in real estate	**40,441**	—	—
Proceeds from repayment of notes receivable	**7,440**	—	—
Purchase of marketable securities	**—**	—	(19,965)
Funds for construction placed into escrow	**(298)**	—	—
Funds for construction released in escrow	**873**	—	—
Funds for future investments placed in escrow	**(52,482)**	(107,047)	—
Funds for future investments released from escrow	**52,482**	106,510	—
Purchase of notes receivable	**(90,695)**	(7,000)	—
Tenant security deposits placed under restriction	**(3,182)**	—	—
Payment of deferred acquisition fees to an affiliate	**(7,204)**	(3,263)	(1,831)
NET CASH USED IN INVESTING ACTIVITIES	**(1,029,960)**	(476,645)	(318,387)

Consolidated Statements of Cash Flows *(Continued)*

(IN THOUSANDS)	FOR THE YEARS ENDED DECEMBER 31, 2010	2009	2008
Cash Flows—Financing Activities			
Distributions paid	**(60,937)**	(27,193)	(5,196)
Contributions from noncontrolling interests	**412**	103,364	31,527
Distributions to noncontrolling interests	**(12,959)**	(71,946)	(23)
Proceeds from non-recourse and limited recourse debt financing	**425,881**	170,805	139,685
Scheduled payments of non-recourse and limited recourse debt	**(6,541)**	(4,494)	(540)
Prepayment of non-recourse debt financing	**(53,017)**	—	—
Payment of mortgage deposits and deferred financing costs, net of deposits refunded	**(4,094)**	(4,574)	—
Proceeds from issuance of shares, net of offering costs	**557,895**	404,200	310,232
Proceeds from tenant security deposits	**3,182**	—	—
Purchase of treasury stock	**(5,730)**	(2,314)	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	**844,092**	567,848	475,685
Change in Cash and Cash Equivalents During the Year			
Effect of exchange rate changes on cash	**(916)**	(3,458)	(355)
Net (decrease) increase in cash and cash equivalents	**(118,809)**	119,985	161,386
Cash and cash equivalents, beginning of year	**281,554**	161,569	183
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 162,745**	**$ 281,554**	**$ 161,569**

See Notes to Consolidated Financial Statements.

NONCASH INVESTING AND FINANCING ACTIVITIES:

(a) The cost basis of real estate investments acquired during 2010, 2009 and 2008 also includes deferred acquisition fees payable of $18.8 million, $7.6 million and $5.4 million, respectively.

(b) For 2010, includes the assumption of the seller's limited recourse mortgage of $5.9 million in connection with the acquisition of a hotel.

SUPPLEMENTAL CASH FLOW INFORMATION (IN THOUSANDS):

	YEARS ENDED DECEMBER 31, 2010	2009	2008
Interest paid, net of amounts capitalized	**$ 26,275**	$ 10,726	$ 2,181
Interest capitalized	**$ 315**	$ 1,088	$ —
Income taxes (refunded) paid	**$ (111)**	$ 507	$ 135

See Notes to Consolidated Financial Statements.

1 | ORGANIZATION AND OFFERING

Organization

Corporate Property Associates 17—Global Incorporated is a publicly owned, non-listed REIT that invests primarily in commercial properties leased to companies domestically and internationally. As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income, the level of our distributions and other factors. We earn revenue principally by leasing the properties we own to single corporate tenants, on a triple-net leased basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, lease terminations, lease expirations, contractual rent adjustments, tenant defaults and sales of properties. At December 31, 2010, our portfolio was comprised of our full or partial ownership interests in 135 fully-occupied properties, substantially all of which were triple-net leased to 35 tenants, and totaled approximately 15 million square feet (on a pro rata basis). We were formed in 2007 and conduct substantially all of our investment activities and own all of our assets through our operating partnership, CPA®:17 Limited Partnership. We are a general partner and a limited partner and own approximately a 99.985% capital interest in our operating partnership. Carey Holdings, a subsidiary of WPC, holds a special general partner interest in the operating partnership. We refer to WPC, together with certain of its subsidiaries and Carey Holdings, as the "advisor."

On February 20, 2007, WPC purchased 22,222 shares of our common stock for $0.2 million and was admitted as our initial shareholder. WPC purchased its shares at $9.00 per share, net of commissions and fees, which would have otherwise been payable to Carey Financial, our sales agent and a subsidiary of WPC. In addition, in July 2008, we received a capital contribution from the advisor of $0.3 million.

Public Offering

In November 2007, our registration statement on Form S-11 (File No. 333-140842), covering an initial public offering of up to 200,000,000 shares of common stock at $10.00 per share, was declared effective by the SEC under the Securities Act. The registration statement also covers the offering of up to 50,000,000 shares of common stock at $9.50 pursuant to our distribution reinvestment and stock purchase plan. Our shares are initially being offered on a "best efforts" basis by Carey Financial and selected other dealers. We commenced our initial public offering in late December 2007. Since inception through the date of this Report, we have raised a total of more than $1.5 billion.

In October 2010, we filed a registration statement with the SEC for a possible continuous public offering of up to an additional $1.0 billion of common stock, which we currently expect will commence after our initial public offering terminates. There can be no assurance that we will actually commence the follow-on offering or successfully sell the full number of shares registered. Our initial public offering will terminate on the earlier of the date on which the registration statement for the follow-on offering becomes effective or May 2, 2011.

We intend to use the net proceeds of these offerings to acquire, own and manage a portfolio of commercial properties leased to a diversified group of companies primarily on a single tenant net lease basis.

2 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements reflect all of our accounts, including those of our majority-owned and/or controlled subsidiaries. The portion of equity in a subsidiary that is not attributable, directly or indirectly, to us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated.

In June 2009, the FASB issued amended guidance related to the consolidation of VIE's. The amended guidance affects the overall consolidation analysis, changing the approach taken by companies in identifying which entities are VIEs and in determining which party is the primary beneficiary, and requires an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity (i) has the power to direct the activities that most significantly impact the economic performance of the VIE and (ii) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The amended guidance changes the consideration of kick-out rights in determining if an entity is a VIE, which may cause certain additional entities to now be considered VIEs. Additionally, the guidance requires an ongoing reconsideration of the primary beneficiary and provides a framework for the events that trigger a reassessment of whether an entity is a VIE. We adopted this amended guidance on January 1, 2010, which did not require consolidation of any additional VIEs. The adoption of this amended guidance did not affect our financial position and results of operations.

In connection with the adoption of the amended guidance on the consolidation of VIEs, we performed an analysis of all of our subsidiary entities, including our venture entities with other parties, to determine whether they qualify as VIEs and whether they should be consolidated or accounted for as equity investments in an unconsolidated venture. As a result of our assessment to determine whether these entities are VIEs, we determined that CPA®:17 Limited Partnership, our operating partnership, through which we conduct substantially all of our investment activities and own all of our assets, was deemed to be a VIE due to the decision-making rights of the advisor and the financial terms of the special general partner interest in the operating partnership. We also determined that our subsidiary that owns our interest in The New York Times venture was deemed to be a VIE, as the third-party tenant that leases property from this entity has the right to repurchase the property during the term of its lease at a fixed price. At December 31, 2010 and December 31, 2009, this subsidiary had total assets of $440.5 million and $373.0 million, respectively, and total liabilities of $119.2 million and $121.7 million, respectively.

After making the determination that our New York Times venture subsidiary was a VIE, we performed an assessment as to which party would be considered the primary beneficiary of this entity and would be required to consolidate its balance sheet and results of operations. This assessment was based upon which party (i) had the power to direct activities that most significantly impact the entity's economic performance and (ii) had the obligation to absorb the expected losses of or right to receive benefits from the VIE that could potentially be significant to the VIE. Based on our assessment, it was determined that we would continue to consolidate this VIE. Activities that we considered significant in our assessment included which entity had control over investment and financing decisions, management of day-to-day operations, and ability to sell the entity's assets.

In May 2010, one of our subsidiaries acquired a hotel in Oregon (Note 4). We determined that this subsidiary was deemed to be a VIE as two partners in the venture do not have equity at risk but have exposure to expected losses and residual returns and one partner shares with us the power to direct some of the activities that are most significant to the subsidiary. After identifying the subsidiary as a VIE, we determined that we are deemed to be the primary beneficiary of this VIE as we have the power to direct the activities that are most significant to the subsidiary. At December 31, 2010, this subsidiary had total assets and liabilities of $13.1 million and $6.2 million, respectively.

Additionally, in February 2010, the FASB issued further guidance, which provided a limited scope deferral for an interest in an entity that meets all of the following conditions: (a) the entity has all the attributes of an investment company as defined under the AICPA Audit and Accounting Guide, Investment Companies, or does not have all the attributes of an investment company but is an entity for which it is acceptable based on industry practice to apply measurement principles that are consistent with the AICPA Audit and Accounting Guide, Investment Companies, (b) the reporting entity does not have explicit or implicit obligations to fund any losses of the entity that could potentially be significant to the entity, and (c) the entity is not a securitization entity, asset-based financing entity or an entity that was formerly considered a qualifying special-purpose entity. We evaluated our involvement with our operating partnership and concluded that all three of the above conditions were met for the limited scope deferral to apply. Accordingly, we continued to perform our consolidation analysis for the operating partnership in accordance with previously issued guidance on VIEs. We have concluded that we should consolidate our operating partnership based on our obligation to absorb the majority of the expected losses of our operating partnership.

Because we conduct substantially all of our investment activities and own all of our assets through the operating partnership, substantially all of the assets and liabilities presented in our consolidated balance sheets are attributable to the operating partnership. The following table presents amounts included in the consolidated balance sheets that are not attributable to the operating partnership but rather are attributable to Corporate Property Associates 17—Global Incorporated, the primary beneficiary of the operating partnership (in thousands):

	YEARS ENDED DECEMBER 31,	
	2010	2009
Assets:		
Cash and cash equivalents not attributable to consolidated VIE	$ 2,502	$ 61
Other assets, net not attributable to consolidated VIE	1,038	4,307
Total assets not attributable to consolidated VIE	$ 3,540	$ 4,368
Liabilities:		
Due to affiliates not attributable to consolidated VIE	$ (408)	$ (170)
Distributions payable not attributable to consolidated VIE	(21,520)	(11,675)
Total liabilities not attributable to consolidated VIE	$ (21,928)	$ (11,845)

Because we generally utilize non-recourse debt, our maximum exposure to the operating partnership is limited to the equity we have invested in the operating partnership. We have not provided financial or other support to the operating partnership, and there were no guarantees or other commitments from third parties that would affect the value of or risk related to our interest in this entity.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in our consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Reclassifications and Revisions

Certain prior year amounts have been reclassified to conform to the current year presentation.

Purchase Price Allocation

When we acquire properties accounted for as operating leases, we allocate the purchase costs to the tangible and intangible assets and liabilities acquired based on their estimated fair values. We determine the value of the tangible assets, consisting of land and buildings, as if vacant, and record intangible assets, including the above-market and below-market value of leases, the value of in-place leases and the value of tenant relationships, at their relative estimated fair values. See Real Estate Leased to Others and Depreciation below for a discussion of our significant accounting policies related to tangible assets. We include the value of below-market leases in Prepaid and deferred rental income and security deposits in the consolidated financial statements.

We record above-market and below-market lease values for owned properties based on the present value (using an interest rate reflecting the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) our estimate of fair market lease rates for the property or equivalent property, both of which are measured over a period equal to the estimated market lease term. We amortize the capitalized above-market lease value as a reduction of rental income over the estimated market lease term. We amortize the capitalized below-market lease value as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases.

We allocate the total amount of other intangibles to in-place lease values and tenant relationship intangible values based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with each tenant. The characteristics we consider in allocating these values include estimated market rent, the nature and extent of the existing relationship with the tenant, the expectation of lease renewals, estimated carrying costs of the property if vacant and estimated costs to execute a new lease, among other factors. We determine these values using our estimates or relying in part upon third-party appraisals. We amortize the capitalized value of in-place lease intangibles to expense over the remaining initial term of each lease. We amortize the capitalized value of tenant relationships to expense over the initial and expected renewal terms of the lease. No amortization period for intangibles will exceed the remaining depreciable life of the building.

If a lease is terminated, we charge the unamortized portion of each intangible, including above-market and below-market lease values, in-place lease values and tenant relationship values, to expense.

Real Estate and Operating Real Estate

We carry land and buildings and personal property at cost less accumulated depreciation. We capitalize improvements, while we expense replacements, maintenance and repairs that do not improve or extend the lives of the respective assets as incurred.

Real Estate Under Construction

For properties under construction, operating expenses including interest charges and other property expenses such as real estate taxes, are capitalized rather than expensed and incidental revenue is recorded as a reduction of capitalized project (i.e., construction) costs. We capitalize interest by applying the interest rate applicable to outstanding borrowings to the average amount of accumulated expenditures for properties under construction during the period. Rental income received during construction period is recorded as deferred rental income.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. Items classified as cash equivalents include commercial paper and money market funds. At December 31, 2010 and 2009, our cash and cash equivalents were held in the custody of several financial institutions, and these balances, at times, exceeded federally insurable limits. We seek to mitigate this risk by depositing funds only with major financial institutions.

Notes Receivable

For investments in mortgage notes and loan participations, the loans are initially reflected at acquisition cost, which consists of the outstanding balance, net of the acquisition discount or premium. We amortize any discount or premium as an adjustment to increase or decrease, respectively, the yield realized on these loans using the effective interest method. As such, differences between carrying value and principal balances outstanding do not represent embedded losses or gains as we generally plan to hold such loans to maturity.

Commercial Mortgage Backed Securities

We have CMBS investments that were designated as securities held to maturity on the date of acquisition, in accordance with current accounting guidance. We carry these securities held to maturity at cost, net of unamortized premiums and discounts, which are recognized in interest income using an effective yield or "interest" method, and assess them for other-than-temporary impairment on a quarterly basis.

Other Assets and Other Liabilities

We include value added taxes receivable; deferred costs incurred in connection with potential investment opportunities; derivative instruments; escrow balances held by lenders; accrued rents receivable; prepaid expenses and deferred charges in Other assets, net. We include deferred rental income and miscellaneous amounts held on behalf of tenants in Other liabilities. Deferred charges are costs incurred in connection with mortgage financings and refinancings that are amortized over the terms of the mortgages and included in Interest expense in the consolidated financial statements. Deferred rental income is the aggregate cumulative difference for operating leases between scheduled rents that vary during the lease term, and rent recognized on a straight-line basis. Deferred rental income also includes rental income received while real estate is under construction.

Deferred Acquisition Fees Payable to Affiliate

Fees payable to the advisor for structuring and negotiating investments and related mortgage financing on our behalf are included in Due to affiliates (Note 3).

Treasury Stock

Treasury stock is recorded at cost.

Offering Costs

During the offering period, we accrue costs incurred in connection with the raising of capital as deferred offering costs. Upon receipt of offering proceeds, we charge the deferred costs to equity and reimburse the advisor for costs incurred (Note 3). Such reimbursements will not exceed regulatory cost limitations.

Real Estate Leased to Others

We lease real estate to others primarily on a triple-net leased basis whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance, repairs, renewals and improvements. Expenditures for maintenance and repairs including routine betterments are charged to operations as incurred. We capitalize significant renovations that increase the useful life of the properties. For the years ended December 31, 2010, 2009 and 2008, although we are legally obligated for the payment, pursuant to our lease agreements with our tenants, lessees were responsible for the direct payment to the taxing authorities of real estate taxes of $3.9 million, $1.7 million and $0.6 million, respectively.

We diversify our real estate investments among various corporate tenants engaged in different industries, by property type and by geographic area (Note 10). Substantially all of our leases provide for either scheduled rent increases, periodic rent adjustments based on formulas indexed to changes in the CPI or similar indices or percentage rents. CPI adjustments are contingent on future events and are therefore not included in straight-line rent calculations. We recognize rents from percentage rents as reported by the lessees, which is after the level of sales requiring a rental payment to us is reached.

We account for leases as operating or direct financing leases as described below:

Operating leases— We record real estate at cost less accumulated depreciation; we recognize future minimum rental revenue on a straight-line basis over the term of the related leases and charge expenses (including depreciation) to operations as incurred (Note 4).

Direct financing leases— We record leases accounted for under the direct financing method at their net investment (Note 5). We defer and amortize unearned income to income over the lease terms so as to produce a constant periodic rate of return on our net investment in the lease.

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (18 lessees represented 95% of lease revenues during 2010), we believe that it is necessary to evaluate the collectability of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. Therefore, in recognizing our provision for uncollected rents and other tenant receivables, we evaluate actual past due amounts and make subjective judgments as to the collectability of those amounts based on factors including, but not limited to, our knowledge of a lessee's circumstances, the age of the receivables, the tenant's credit profile and prior experience with the tenant. Even if a lessee has been making payments, we may reserve for the entire receivable amount if we believe there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

Acquisition Costs

In accordance with the FASB's revised guidance for business combinations, which we adopted on January 1, 2009, we immediately expense all acquisition costs and fees associated with transactions deemed to be business combinations, but we capitalize these costs for transactions deemed to be acquisitions of an asset. To the extent we make investments that are deemed to be business combinations, our results of operations will be negatively impacted by the immediate expensing of acquisition costs and fees incurred in accordance with the revised guidance, whereas in the past such costs and fees would generally have been capitalized and allocated to the cost basis of the acquisition. Subsequent to the acquisition, there will be a positive impact on our results of operations through a reduction in depreciation expense over the estimated life of the properties. Generally, we do not acquire investments that are deemed to be business combinations, but in May 2010, we purchased the fee interest in an existing hotel with no third-party lessee. As this acquisition was deemed a business combination, we expensed the related acquisition costs and fees of $0.8 million, which are included in General and administrative expenses in the consolidated financial statements.

Our investments in real estate are categorized as either real estate or net investment in direct financing leases for consolidated investments and equity investments in real estate for unconsolidated ventures. We capitalized acquisition-related costs and fees totaling $52.2 million and $20.7 million in connection with our investments completed during the year ended December 31, 2010 and 2009, respectively. See Notes 4, 5 and 6 for a discussion of acquisitions of real estate, net investment in direct financing leases and equity investments in real estate, respectively, during 2010.

Depreciation

We compute depreciation of building and related improvements using the straight-line method over the estimated useful lives of the properties (generally ranging from 14 to 40 years). We compute depreciation of tenant improvements using the straight-line method over the lesser of the remaining term of the lease or the estimated useful life.

Interest Capitalized in Connection with Real Estate Under Construction

Operating real estate is stated at cost less accumulated depreciation. Costs directly related to build-to-suit projects, primarily interest, if applicable, are capitalized. Interest capitalized in 2010 and 2009 was $0.3 million and $1.1 million, respectively. No interest was capitalized in 2008. We consider a build-to-suit project as substantially completed upon the completion of improvements. If portions of a project are substantially completed and occupied and other portions have not yet reached that stage, the substantially completed portions are accounted for separately. We allocate costs incurred between the portions under construction and the portions substantially completed and only capitalize those costs associated with the portion under construction. We do not have a credit facility and determine an interest rate to be applied for capitalizing interest based on an average rate on our outstanding non-recourse mortgage debt.

Impairments

We periodically assess whether there are any indicators that the value of our long-lived assets may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, the vacancy of a property that is not subject to a lease; a lease default by a tenant that is experiencing financial difficulty; the termination of a lease by a tenant or the rejection of a lease in a bankruptcy proceeding. We may incur impairment charges on long-lived assets, including real estate, direct financing leases, assets held for sale and equity investments in real estate. We may also incur impairment charges on marketable securities. Our policies for evaluating whether these assets are impaired are presented below.

Real Estate

For real estate assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property to the future net undiscounted cash flow that we expect the property will generate, including any estimated proceeds from the eventual sale of the property. The undiscounted cash flow analysis requires us to make our best estimate of market rents, residual values and holding periods. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in determining the best possible estimate of future cash flows. If the future net undiscounted cash flow of the property is less than the carrying value, the property is considered to be impaired. We then measure the loss as the excess of the carrying value of the property over its estimated fair value.

Direct Financing Leases

We review our direct financing leases at least annually to determine whether there has been an other-than-temporary decline in the current estimate of residual value of the property. The residual value is our estimate of what we could realize upon the sale of the property at the end of the lease term, based on market information. If this review indicates that a decline in residual value has occurred that is other-than-temporary, we recognize an impairment charge and revise the accounting for the direct financing lease to reflect a portion of the future cash flow from the lessee as a return of principal rather than as revenue. While we evaluate direct financing leases if there are any indicators that the residual value may be impaired, the evaluation of a direct financing lease can be affected by changes in long-term market conditions even though the obligations of the lessee are being met.

Equity Investments in Real Estate

We evaluate our equity investments in real estate on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and whether or not that impairment is other-than-temporary. To the extent impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its estimated fair value, which is determined by multiplying the estimated fair value of the underlying venture's net assets by our ownership interest percentage.

Commercial Mortgage-Backed Securities

We have CMBS investments that are designated as securities held to maturity. On a quarterly basis, we evaluate our CMBS to determine if they have experienced an other-than temporary decline in value. In our evaluation, we consider, among other items, the significance of the decline in value compared to the cost basis; underlying factors contributing to the decline in value, such as delinquencies and expectations of credit losses; the length of time the market value of the security has been less than its cost basis; expected market volatility and market and economic conditions; advice from dealers; and our own experience in the market.

In 2009, the FASB amended its existing guidance on determining whether an impairment for investments in debt securities, including CMBS investments, is other-than-temporary. If the debt security's market value is below its amortized cost and we either intend to sell the security or it is more likely than not that we will be required to sell the security before its anticipated recovery, we record the entire amount of the other-than-temporary impairment charge in earnings.

We do not intend to sell our CMBS investments, and we do not expect that it is more likely than not that we will be required to sell these investments before their anticipated recovery. We perform an additional analysis to determine whether we expect to recover our amortized cost basis in the investment. If we have determined that a decline in the estimated fair value of our CMBS investments has occurred that is other-than-temporary and we do not expect to recover the entire amortized cost basis, we calculate the total other-than-temporary impairment charge as the difference between the CMBS investments' carrying value and their estimated fair value. We then separate the other-than-temporary impairment charge into the noncredit loss portion and the credit loss portion. We determine the noncredit loss portion by analyzing the changes in spreads on high credit quality CMBS securities as compared with the changes in spreads on the CMBS securities being analyzed for other-than-temporary impairment. We generally perform this analysis over a time period from the date of acquisition of the debt securities through the date of the analysis. Any resulting loss is deemed to represent losses due to the illiquidity of the debt securities and is recorded as the noncredit loss portion. We then measure the credit loss portion of the other-than-temporary impairment as the residual amount of the other-than-temporary impairment. We record the noncredit loss portion as a separate component of OCL in equity and the credit loss portion in earnings.

Following recognition of the other-than-temporary impairment, the difference between the new cost basis of the CMBS investments and cash flows expected to be collected is accreted to Interest income from CMBS over the remaining expected lives of the securities.

Foreign Currency Translation

We have interests in real estate investments in Europe for which the functional currency is the Euro and the British pound sterling. We perform the translation from the Euro to the U.S. dollar for assets and liabilities using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. We report the gains and losses resulting from this translation as a component of OCL in equity. At December 31, 2010 and 2009, the cumulative foreign currency translation adjustment loss was $9.8 million and $3.0 million, respectively.

Foreign currency transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in the exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of that transaction. That increase or decrease in the expected functional currency cash flows is an unrealized foreign currency transaction gain or loss that generally will be included in determining net income for the period in which the exchange rate changes. Likewise, a transaction gain or loss (measured from the transaction date or the most recent intervening balance sheet date, whichever is later) realized upon settlement of a foreign currency transaction generally will be included in net income for the period in which the transaction is settled. Foreign currency transactions that are (i) designated as, and are effective as, economic hedges of a net investment and (ii) intercompany foreign currency transactions that are of a long-term nature (that is, settlement is not planned or anticipated in the foreseeable future), when the entities to the transactions are consolidated or accounted for by the equity method in our financial statements are not included in determining net income but are accounted for in the same manner as foreign currency translation adjustments and reported as a component of OCL in equity. International equity investments in real estate were funded in part through subordinated intercompany debt. We acquired our first international equity investment in real estate in 2009 (Note 6).

Foreign currency intercompany transactions that are scheduled for settlement, consisting primarily of accrued interest on subordinated intercompany debt, are included in the determination of net income. For the year ended December 31, 2010, we recognized realized gains of $0.7 million on foreign currency transactions in connection with changes in foreign currency on deposits held for new investments and the transfer of cash from foreign operations of subsidiaries to the parent company.

Derivative Instruments

We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. Derivative instruments that are designated as hedges and are used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. For fair value hedges, changes in the fair value of the derivative are offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings. Derivatives that are designated as hedges and are used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. For cash flow hedges, the effective portions of a derivative instrument are recognized in OCL in equity until the hedged item is recognized in earnings. For cash flow hedges, the ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

In addition to derivative instruments that we enter into on our own behalf, we may also be a party to derivative instruments that are embedded in other contracts. Lessees may also grant us common stock warrants in connection with structuring the initial lease transactions that are defined as derivative instruments because they are readily convertible to cash or provide for net settlement upon conversion. Our principal derivative instruments consist of interest rate swaps, interest rate caps and foreign currency contracts (Note 10).

Income Taxes

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. In order to maintain our qualification as a REIT, we are required, among other things, to distribute at least 90% of our REIT net taxable income to our shareholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to meet the requirements for taxation as a REIT.

We conduct business in various states and municipalities within the U.S. and the European Union and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain foreign, state and local taxes and a provision for such taxes is included in the consolidated financial statements.

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves based on a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, we recognize the largest amount of tax benefit that is greater than 50% likely of being ultimately realized upon settlement. We derecognize the tax position when it is no longer more likely than not of being sustained.

Income (Loss) Per Share

We have a simple equity capital structure with only common stock outstanding. As a result, income (loss) per share, as presented, represents both basic and dilutive per-share amounts for all periods presented in the financial statements.

3 | AGREEMENTS AND TRANSACTIONS WITH RELATED PARTIES

We have an advisory agreement with the advisor whereby the advisor performs certain services for us for a fee. The agreement that is currently in effect was recently renewed for an additional year pursuant to its terms effective October 1, 2010. Under the terms of this agreement, the advisor structures and negotiates the purchase and sale of investments and debt placement transactions for us, for which we pay the advisor structuring and subordinated disposition fees, and manages our day-to-day operations, for which we pay the advisor asset management fees and certain cash distributions. In addition, we reimburse the advisor for organization and offering costs incurred in connection with our offering and for certain administrative duties performed on our behalf. We also have certain agreements with joint ventures. These transactions are described below.

Transaction Fees

We pay the advisor acquisition fees for structuring and negotiating investments and related mortgage financing on our behalf, a portion of which is payable upon acquisition of investments with the remainder subordinated to a preferred return. The preferred return is a non-compounded cumulative distribution return of 5% per annum (based initially on our invested capital). Acquisition fees payable to the advisor with respect to our long-term net lease investments may be up to an average of 4.5% of the total cost of those investments and are comprised of a current portion of 2.5%, typically paid when the investment is purchased, and a deferred portion of 2%, typically paid over three years, once the preferred return criterion has been met. For certain types of non-long term net lease investments, initial acquisition fees may range from 0% to 1.75% of the equity invested plus the related acquisition fees, with no portion of the fee being deferred.

We incurred current acquisition fees of $24.8 million, $9.5 million and $5.6 million for investments that were acquired during 2010, 2009 and 2008, respectively. We incurred deferred acquisition fees of $19.1 million, $7.6 million, and $4.5 million for investments that were acquired during 2010, 2009 and 2008, respectively. We incurred acquisition fees of $0.2 million in connection with our CMBS investments during 2008. We made payments of deferred acquisition fees to the advisor totaling $7.2 million, $3.3 million, and $1.8 million during the years ended December 31, 2010, 2009 and 2008, respectively. Unpaid installments of deferred acquisition fees totaling $19.8 million and $7.9 million at December 31, 2010 and 2009, respectively, are included in Due to affiliates in the consolidated financial statements.

The advisor may also receive subordinated disposition fees of up to 3% of the contract sales price of an investment for services provided in connection with a disposition; however, payment of such fees is subordinated to a preferred return. We have not disposed of any investments at December 31, 2010 for which we incurred subordinated disposition fees.

Asset Management Fee and Cash Distributions

We pay the advisor an annual asset management fee ranging from 0.5% of average market value for long-term net leases and certain other types of real estate investments to 1.75% of average equity value for certain types of securities. The asset management fee is payable in cash or restricted shares of our common stock at the option of the advisor. If the advisor elects to receive all or a portion of its fees in restricted shares, the number of restricted shares issued is determined by dividing the dollar amount of fees by our most recently published NAV per share as approved by our board of directors, which was our $10.00 offering price at December 31, 2010. We incurred asset management fees of $5.0 million, $2.5 million and $0.7 million for the year ended December 31, 2010, 2009 and 2008, respectively, which the advisor elected to receive in restricted shares of our common stock. At December 31, 2010, the advisor owned 795,006 restricted shares (less than 1%) of our common stock.

We also pay the advisor up to 10% of distributions of available cash of the operating partnership, depending on the type of investments we own. We made distributions of $4.5 million and $2.2 million to the advisor during 2010 and 2009, respectively. No such distributions were made during 2008.

Organization and Offering Expenses

We are liable for expenses incurred in connection with the offering of our securities. These expenses are deducted from the gross proceeds of our offering. Total organization and offering expenses, including underwriting compensation, will not exceed 15% of the gross proceeds of our offering. Under the terms of a sales agency agreement between Carey Financial and us, Carey Financial receives a selling commission of up to $0.65 per share sold, a selected dealer fee of up to $0.20 per share sold and a wholesaling fee of up to $0.15 per share sold. Carey Financial will re-allow all or a portion of selling commissions to selected dealers participating in the offering and may re-allow up to the full selected dealer fee to the selected dealers. Under the terms of a selected investment advisor agreement among Carey Financial, a selected investment advisor, and us, Carey Financial also receives a wholesaling fee of up to $0.15 per share sold to clients of selected investment advisors. Carey Financial will use any retained portion of the selected dealer fee together with the selected dealer or investment advisor wholesaling fees to cover other underwriting costs incurred in connection with the offering. Total underwriting compensation paid in connection with our offering, including selling commissions, the selected dealer fee, the wholesaling fee and reimbursements made by Carey Financial to selected dealers and investment advisors, cannot exceed the limitations prescribed by FINRA. The limit on underwriting compensation is currently 10% of gross offering proceeds. We may also reimburse Carey Financial up to an additional 0.5% of offering proceeds for bona fide due diligence expenses. We reimburse the advisor or one of its affiliates for other organization and offering expenses (including, but not limited to, filing fees, legal, accounting, printing and escrow costs). The advisor has agreed to be responsible for the payment of organization and offering expenses (excluding selling commissions, selected dealer fees and wholesaling fees) that exceed 4% of the gross offering proceeds.

The total costs paid by the advisor and its affiliates in connection with the organization and offering of our securities were $12.5 million from inception through December 31, 2010, of which $12.2 million had been reimbursed as of December 31, 2010. Unpaid costs are included in Due to affiliates in the consolidated financial statements. During the offering period, we accrue costs incurred in connection with the raising of capital as deferred offering costs. Upon receipt of offering proceeds and reimbursement to the advisor for costs incurred, we charge the deferred costs to equity. Such reimbursements will not exceed regulatory cost limitations as described above.

Other Expenses

We reimburse the advisor for various expenses it incurs in the course of providing services to us. We reimburse certain third-party expenses paid by the advisor on our behalf, including property-specific costs, professional fees, office expenses and business development expenses. In addition, we reimburse the advisor for the allocated costs of personnel and overhead in providing management of our day-to-day operations, including accounting services, shareholder services, corporate management, and property management and operations. We do not reimburse the advisor for the cost of personnel if these personnel provide services for transactions for which the advisor receives a transaction fee, such as acquisitions, dispositions and refinancings. For the years ended December 31, 2010 and 2009, we incurred personnel reimbursements of $0.9 million and

$0.4 million, respectively. For the year ended December 31, 2008, we incurred de minimis personnel reimbursements. These expenses are included in General and administrative expenses in the consolidated financial statements.

Joint Ventures and Other Transactions with Affiliates

Other

Together with certain affiliates, we participate in an entity that leases office space used for the administration of real estate entities. This entity does not have any significant assets, liabilities or operations other than its interest in the office lease. Under the terms of an office cost-sharing agreement among the participants in this entity, rental, occupancy and leasehold improvement costs are allocated among the participants based on gross revenues and are adjusted quarterly. Our share of expenses incurred was $0.2 million and $0.1 million for the years ended December 31, 2010 and 2009, respectively, and de minimis for the year ended December 31, 2008 because we had minimal revenue. Based on current gross revenues, our current share of future minimum lease payments under this agreement would be $0.2 million annually through 2016; however, we anticipate that our share of future annual minimum lease payments will increase significantly as we continue to invest the proceeds of our offering.

We own interests in entities ranging from 30% to 70%, with the remaining interests held by affiliates. We consolidate certain of these entities and account for the remainder under the equity method of accounting.

Proposed Asset Purchase

On December 13, 2010, two of our affiliates, CPA®:14 and CPA®:16—Global, entered into a definitive agreement pursuant to which CPA®:14 will merge with and into a subsidiary of CPA®:16—Global, subject to the approval of the shareholders of CPA®:14.

In connection with the Proposed Merger, we have agreed to purchase three properties from CPA®:14, for an aggregate purchase price of $57.4 million, plus the assumption of approximately $153.9 million of indebtedness. CPA®:16—Global already is a joint venture partner in the properties being sold to us and does not wish to increase its ownership interest in them. Consequently, CPA®:16—Global required that these assets be sold by CPA®:14 prior to the Proposed Merger. The CPA®:14 Asset Sales are contingent upon the approval of the Proposed Merger by shareholders of CPA®:14.

4 | NET INVESTMENTS IN PROPERTIES

Net Investments in Properties and Real Estate Under Construction

Net investments in properties, which are accounted for as operating leases, and consist of land and buildings leased to others, at cost, as well as furniture, fixtures and equipment, at cost, resulting from an acquisition of a hotel by a subsidiary in May 2010, is summarized as follows (in thousands):

	DECEMBER 31,	
	2010	2009
Land	**$ 243,475**	$ 62,597
Buildings	**698,742**	263,910
Furniture, fixtures and equipment	**364**	—
Less: Accumulated depreciation	**(16,574)**	(5,957)
	$ 926,007	**$ 320,550**

Acquisitions of Real Estate

Amounts below are based upon the applicable exchange rate at the date of acquisition where appropriate.

2010— During 2010, we entered into the following investments, which were classified as operating leases, at a total cost of $818.2 million, including net lease intangible assets totaling $207.3 million:

- ten domestic investments totaling $446.2 million, including investments with CARQUEST, J.P. Morgan Chase N.A. ("J.P. Morgan Chase") and Flint River Services, LLC ("Flint River") totaling $240.7 million, $57.2 million and $52.4 million, respectively. In addition to the domestic portion of the CARQUEST transaction above, we also acquired two distribution centers in Canada at a total cost of $19.0 million. We recorded an additional $22.5 million related to one of these investments as net investments in direct financing leases (Note 5);
- two investments with Agrokor in Croatia for $151.4 million primarily denominated in Euros, with a portion denominated in the Croatian Kuna. We recorded an additional $13.4 million related to these investments as net investments in direct financing leases;
- three investments in Spain aggregating $189.5 million denominated in Euros, including two transactions with Eroski totaling $76.9 million, one of which was the second tranche of an investment that we completed in the fourth quarter of 2009, and an investment with Sogecable totaling $112.6 million; and
- one investment in the United Kingdom for $12.1 million denominated in British Pounds Sterling. We classified an additional $24.5 million of this investment as net investments in direct financing leases (Note 5).

In connection with these investments, which we deemed to be real estate acquisitions under current authoritative accounting guidance, we capitalized acquisition-related costs and fees totaling $45.0 million.

2009— During 2009, we entered into the following investments, which were classified as operating leases, at a total cost of $146.8 million, including net lease intangible assets totaling $17.5 million.

- two domestic investments totaling $77.0 million;
- two international investments totaling $69.8 million, denominated in Euros, including the first tranche of an investment with Eroski of $54.8 million, the second tranche of which was completed in 2010.

In connection with these investments, which we deemed to be real estate acquisitions under current authoritative accounting guidance, we capitalized acquisition-related costs and fees totaling $9.2 million.

Operating Real Estate, net

In May 2010, we acquired a 106-suite select service hotel in Hillsboro, Oregon. We purchased the fee interest in the hotel with no third-party lessee. We have been granted a franchise license agreement to operate the property as a SpringHill Suites by Marriott. The hotel is managed by third parties, who receive management fees and a performance-based carried interest in the property. The total cost of acquiring the property, including acquisition fees and expenses, was $14.6 million, including a $1.2 million commitment to fund property improvements. As this acquisition was deemed a business combination, we expensed the acquisition-related costs and fees of $0.8 million, which are included in General and administrative expenses in the consolidated financial statements. In connection with this acquisition, we assumed the seller's limited recourse mortgage loan with a principal balance of approximately $5.9 million at the date of closing. The loan has a fixed annual interest rate of 6.58% and matures in September 2016. We also committed to the funding of certain property improvements (see Real Estate Under Construction below).

Real Estate Under Construction

2010—During 2010, we entered into four build-to-suit projects located in the U.S. and Poland for a total cost of up to $106.6 million, based on estimated construction costs and, as applicable, the exchange rate of the Euro at the date of acquisition. In connection with these investments, which were deemed to be real estate acquisitions under current authoritative accounting guidance, we capitalized acquisition-related costs and fees totaling $3.5 million. Costs incurred and capitalized on these projects through December 31, 2010 totaled $52.5 million and have been included as Real estate under construction in the consolidated balance sheet.

Additionally, in connection with the acquisition of a hotel (see Operating Real Estate, net above), we committed to the funding of $1.2 million in property improvements. Through December 31, 2010, we have incurred and capitalized $0.5 million in property improvements, which has been included as Real estate under construction in the consolidated balance sheet.

2009 —During 2009, we entered into two build-to-suit projects located in the U.S. and the United Kingdom at a total cost of up to $60.4 million, based on estimated construction costs and, as applicable, the exchange rate of the British Pound Sterling at the date of acquisition. In connection with these investments, which were deemed to be real estate acquisitions, we capitalized acquisition-related costs and fees totaling $3.5 million. In December 2009, one of these build-to-suit projects was placed into service, with $20.4 million reclassified from Real estate under construction to Net investments in properties in the consolidated financial statements. Costs incurred and capitalized on the remaining project through December 31, 2009 were $31.0 million and were included as Real estate under construction in the consolidated financial statements. In January 2010, after the remaining project was completed and placed into service, we reclassified the balance in Real estate under construction to Net investment in direct financing leases.

Scheduled Future Minimum Rents

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants and future CPI-based adjustments, under non-cancelable operating leases at December 31, 2010 are as follows (in thousands):

YEARS ENDING DECEMBER 31,	
2011	$ 90,838
2012	91,365
2013	91,615
2014	91,855
2015	92,296
Thereafter through 2034	1,318,899

None of our leases have provisions for rent increases based on percentage rents.

5 I FINANCE RECEIVABLES

Assets representing rights to receive money on demand or at fixed or determinable dates are referred to as finance receivables. Our finance receivable portfolios consist of direct financing leases and notes and mortgage receivables. Operating leases are not included in finance receivables as such amounts are not recognized as an asset in the consolidated balance sheets.

Net Investment in Direct Financing Leases

Net investment in direct financing leases is summarized as follows (in thousands):

	DECEMBER 31,	
	2010	2009
Minimum lease payments receivable	**$ 708,675**	$ 587,297
Unguaranteed residual value	**392,864**	301,474
	1,101,539	888,771
Less: unearned income	**(704,533)**	(585,521)
	$ 397,006	$ 303,250

During 2009, we recognized an impairment charge of $0.8 million of the Wagon Automotive Nagold property (see Note 11) in connection with our annual reviews of our estimated residual values of our properties. The impairment charge relates to an other-than-temporary decline in the estimated residual value of the underlying property due to market conditions. Additionally, during 2010 we sold land associated with a portion of this lease back to the tenant at a gain of $0.1 million. At December 31, 2010, Other assets included $2.2 million of accounts receivable related to amounts billed under these direct finance leases. At December 31, 2009, there were no accounts receivable related to amounts billed under these direct finance leases.

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants and future CPI-based adjustments, under non-cancelable direct financing leases at December 31, 2010 are as follows (in thousands):

YEARS ENDING DECEMBER 31,	
2011	$ 39,159
2012	39,539
2013	39,916
2014	40,300
2015	40,688
Thereafter through 2030	509,073

None of our leases have provisions for rent increases based on percentage rents.

Acquisitions of Net Investments in Direct Financing Leases

2010— During the year ended December 31, 2010, we entered into domestic and international net lease financing transactions for $22.5 million and $37.9 million, respectively, inclusive of an international investment with Agrokor of $13.4 million. In connection with these investments, which were deemed to be real estate asset acquisitions under current authoritative accounting guidance, we capitalized acquisition-related costs and fees totaling $4.2 million. We recorded an additional $35.1 million and $61.9 million related to our domestic and international investments, respectively, as operating leases (Note 4).

2009— In March 2009, an entity in which we, our affiliate CPA®:16—Global and our advisor hold 55%, 27.25% and 17.75% interests, respectively, completed a net lease financing transaction with respect to a leasehold condominium interest, encompassing approximately 750,000 rentable square feet, in the office headquarters of The New York Times Company for $233.7 million, inclusive of amounts attributable to noncontrolling interests of $104.1 million and acquisition fees payable to the advisor. The lease has an initial term of 15 years and provides the tenant with one 10-year renewal option and two additional five-year renewal options. In the tenth year of the initial term of the lease, The New York Times Company has an option to purchase the building for $250.0 million. As a result of this purchase option, together with the other terms of the net lease and related transaction documents, we account for this transaction as a net investment in direct financing lease for financial reporting purposes. In connection with this investment, which was deemed to be a real estate acquisition, we capitalized acquisition-related costs and fees totaling $8.7 million, inclusive of amounts attributable to noncontrolling interests of $2.9 million.

Notes Receivable

In July 2010, we purchased for $50.1 million a participation in the limited-recourse mortgage loan outstanding related to our New York Times venture, which had a balance of $117.7 million on that date. The financing bears interest at an annual interest rate of LIBOR plus 4.8%, with a minimum rate of 4.8% and a maximum rate that has been capped at 8.8% through the use of an interest rate cap designated as a cash flow hedge, and matures in September 2014. Our participation has substantially the same terms as the original loan and provides for an annual variable-rate of return of 4.75% plus 3-month LIBOR. At December 31, 2010, the resulting note receivable had a balance of $49.6 million, which is included in Notes receivable on the balance sheet and the balance of the related limited-recourse mortgage loan was $116.7 million.

Additionally, in December 2010, we completed a five-year financing for $40.0 million with China Alliance Properties Limited, a subsidiary of Shanghai Forte Land, Co., Ltd. The financing is being provided through a collateralized loan guaranteed by Forte's parent company, Fosun International Limited, and has an interest rate of 11% and matures in December 2015. At December 31, 2010, the balance of the note receivable was $40.0 million.

Credit Quality of Finance Receivables

We generally seek investments in facilities that are critical to the tenant's business and that we believe have a lower risk of tenant defaults. Accordingly, at December 31, 2010, none of the balances of our finance receivables were past due and we had not established any allowances for credit losses. Additionally, there have been no modifications of finance receivables. We evaluate the credit quality of our tenant receivables utilizing an internal 5-point credit rating scale, with 1 representing the highest credit quality and 5 representing the lowest. The credit quality evaluation of our tenant receivables was last updated in the fourth quarter of 2010.

A summary of our tenant receivables by internal credit quality rating at December 31, 2010 is as follows (in thousands):

INTERNAL CREDIT QUALITY INDICATOR	NUMBER OF TENANTS	NET INVESTMENT IN DIRECT FINANCING LEASES	NUMBER OF OBLIGORS	NOTE RECEIVABLE	TOTAL
1	—	$ —	—	$ —	$ —
2	5	100,255	1	40,000	140,255
3	2	271,734	1	49,560	321,294
4	1	25,017	—	—	25,017
5	—	—	—	—	—
		$ 397,006		$ 89,560	$ 486,566

Category 4 is comprised of one tenant in the automotive industry, Wagon Automotive Nagold GmbH. As described in Note 11, this tenant signed a lease in October 2009 on substantially the same terms as its affiliated predecessor, Wagon Automotive GmbH.

6 I EQUITY INVESTMENTS IN REAL ESTATE

We own interests in single-tenant net leased properties leased to corporations through noncontrolling interests in (i) partnerships and limited liability companies that we do not control but over which we exercise significant influence and (ii) tenants-in-common subject to common control. Generally, the underlying investments are jointly-owned with affiliates. We account for these investments under the equity method of accounting (i.e. at cost, increased or decreased by our share of earnings or losses, less distributions, plus contributions and other adjustments required by equity method accounting, such as basis differences from other-than-temporary impairments).

The following table sets forth our ownership interests in our equity investments in real estate and their respective carrying values (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2010	CARRYING VALUE AT DECEMBER 31,	
		2010	2009
Berry Plastics	50%	**$ 20,330**	$ 21,414
Tesco plc [a]	49%	**19,903**	22,081
Eroski Sociedad Cooperativa—Mallorca[a] [b]	30%	**10,620**	—
		$ 50,853	**$ 43,495**

(a) The carrying value of this investment is affected by the impact of fluctuations in the exchange rate of the Euro.
(b) We acquired our interest in this investment in June 2010.

The following tables present combined summarized financial information of our venture properties. Amounts provided are the total amounts attributable to the venture properties and do not represent our proportionate share (in thousands):

	DECEMBER 31,	
	2010	2009
Assets	$ 203,989	$ 181,600
Liabilities	(79,786)	(84,522)
PARTNERS'/MEMBERS' EQUITY	**$ 124,203**	**$ 97,078**

	YEARS ENDED DECEMBER 31,		
	2010	2009	2008
Revenue	$ 15,961	$ 10,080	$ 6,660
Expenses	(12,874)	(8,330)	(5,383)
Gain on extinguishment of debt [(a)]	—	6,512	—
NET INCOME	**$ 3,087**	**$ 8,262**	**$ 1,277**

(a) During 2009, the Berry Plastics venture repaid its $39.0 million outstanding balance on a non-recourse mortgage loan at a discount for $32.5 million and recognized a corresponding gain of $6.5 million. Our $3.2 million share of the gain was reduced by $2.9 million due to an impairment charge recognized to reduce the carrying value of our investment to the estimated fair value of the venture's underlying net assets.

We recognized income from equity investments in real estate of $1.7 million and $1.4 million for the years ended December 31, 2010 and 2009, respectively, and a loss from equity investments in real estate of $1.8 million for the year ended December 31, 2008. Income (loss) from equity investments in real estate represents our proportionate share of the income or loss of the ventures as well as certain depreciation and amortization adjustments related to other-than-temporary impairment charges.

Acquisitions of Equity Investments in Real Estate

Amounts provided below are applicable to the entire venture and do not represent our proportionate share, and are based on the exchange rate of the Euro at the date of acquisition, as applicable.

2010— In June 2010, a venture in which we and an affiliate hold 30% and 70% interests, respectively, and which we account for under the equity method of accounting, entered into an investment in Spain for a total cost of $27.2 million. We account for this venture under the equity method of accounting as we do not have a controlling interest but exercise significant influence. The venture, which leases property to Eroski—Mallorca, capitalized acquisition-related costs and fees totaling $1.0 million in connection with this investment, which was deemed to be a real estate acquisition. Dollar amounts are based on the exchange rate of the Euro on the date of acquisition.

2009— In July 2009, a venture in which we and an affiliate have 49% and 51% interests, respectively, and which we account for under the equity method of accounting, entered into an investment in Hungary at a total cost of $93.6 million. We account for this venture under the equity method of accounting as we do not have a controlling interest but exercise significant influence. The venture, which leases properties to a subsidiary of Tesco plc, capitalized acquisition-related costs and fees totaling $4.6 million in connection with this investment, which was deemed to be a real estate acquisition. Concurrent with the investment, the venture obtained non-recourse mortgage financing of $49.5 million that bears interest at a fixed annual interest rate of 5.9% and matures in seven years.

7 | SECURITIES HELD TO MATURITY

In 2008, we acquired investments in five pools of CMBS, which at the time of acquisition were investment grade. The CMBS investments bear initial pass-through coupon rates approximating 6.2% and have final expected payout dates ranging from December 2017 to September 2020. We account for these CMBS investments, which are included in Other assets in the consolidated financial statements, as held to maturity securities because we have the intent and ability to hold these securities to maturity (Note 2).

At the date of acquisition, the $20.0 million cost of the five CMBS pools represented a $13.3 million discount to their $33.3 million face value. This discount was initially accreted into Interest income on an effective yield method, adjusted for actual prepayment activity over the average life of the related securities as a yield adjustment. During the fourth quarter of 2009, we determined that our CMBS investments were other-than-temporarily impaired and recognized impairment charges totaling $17.1 million to reduce the cost basis of these investments to their estimated fair values, of which $15.6 million was related to credit factors and was recognized in earnings and $1.5 million was related to non-credit factors and was recognized in OCL in equity. Following the recognition of the impairment charges during the fourth quarter of 2009, the carrying value of the CMBS investments at December 30, 2010 was equal to the amount of cash flows we expect to collect, and therefore no amounts were accreted into income during the year ended December 31, 2010. We accreted $0.7 million and $0.4 million into Interest income for the years ended December 31, 2009 and 2008, respectively.

The following is a summary of our securities held to maturity, which consisted entirely of the now below-investment grade CMBS pools at December 31, 2010 (in thousands):

DESCRIPTION	FACE VALUE	AMORTIZED COST	UNREALIZED GAIN	ESTIMATED FAIR VALUE
CMBS	$ 33,284	$ 3,797	$ 880	$ 4,677

8 I INTANGIBLE ASSETS, NET

In connection with our acquisition of properties, we have recorded net lease intangibles of $247.1 million, which are being amortized over periods ranging from approximately 14 years to 40 years. In-place lease, tenant relationship and above-market rent intangibles are included in Intangible assets, net in the consolidated financial statements. Below-market rent intangibles are included in Prepaid and deferred rental income in the consolidated financial statements.

Intangible assets and liabilities are summarized as follows (in thousands):

	DECEMBER 31,	
	2010	2009
Lease intangibles:		
In-place lease	**$ 200,598**	$ 26,518
Tenant relationship	**10,419**	4,850
Above-market rent	**47,697**	16,788
Less: Accumulated amortization	**(6,636)**	(1,490)
Total intangible assets	**$ 252,078**	**$ 46,666**
Below-market rent	**$ (11,619)**	$ (7,244)
Less: accumulated amortization	**421**	121
Total intangible liabilities	**$ (11,198)**	**$ (7,123)**

Net amortization of intangibles, including the effect of foreign currency translation, was $4.9 million, $0.9 million and $0.4 million in 2010, 2009 and 2008, respectively. Amortization of below-market and above-market rent intangibles is recorded as an adjustment to lease revenue, while amortization of in-place lease and tenant relationship intangibles is included in Depreciation and amortization expense. Based on the intangibles recorded at December 31, 2010, scheduled net annual amortization of intangibles is expected to be approximately $12.7 million in each of the next five years.

9 I FAIR VALUE MEASUREMENTS

Under current authoritative accounting guidance for fair value measurements, the fair value of an asset is defined as the exit price, which is the amount that would either be received when an asset is sold or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy based on the inputs used in measuring fair value. These tiers are: Level 1, for which quoted market prices for identical instruments are available in active markets, such as money market funds, equity securities and U.S. Treasury securities; Level 2, for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument, such as certain derivative instruments including interest rate caps and swaps; and Level 3, for which little or no market data exists, therefore requiring us to develop our own assumptions, such as certain securities.

Items Measured at Fair Value on a Recurring Basis

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Money Market Funds— Our money market funds consisted of government securities and treasury bills. These funds were classified as Level 1 because we used quoted prices from active markets to determine their fair values.

Derivative Assets and Liabilities— Our derivative assets and liabilities are comprised of interest rate swaps, interest rate caps, and foreign currency exchange contracts. These derivative instruments were measured at fair value using readily observable market inputs, such as quotations on interest rates and foreign currency exchange rates. Our derivative instruments were classified as Level 2 because these instruments are custom, over-the-counter contracts with various bank counterparties that are not traded in an active market.

The following tables set forth our assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2010 and 2009 (in thousands):

		FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2010 USING:		
DESCRIPTION	TOTAL	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	UNOBSERVABLE INPUTS (LEVEL 3)
Assets:				
Money market funds	**$ 102,084**	$ 102,084	$ —	$ —
Derivative assets	**751**	—	751	—
	$ 102,835	**$ 102,084**	**$ 751**	**$ —**
Liabilities:				
Derivative liabilities	**$ (2,215)**	**$ —**	**$ (2,215)**	**$ —**

		FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2009 USING:		
DESCRIPTION	TOTAL	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	UNOBSERVABLE INPUTS (LEVEL 3)
Assets:				
Money market funds	**$ 278,566**	$ 278,566	$ —	$ —
Derivative assets	**2,985**	—	2,985	—
	$ 281,551	**$ 278,566**	**$ 2,985**	**$ —**
Liabilities:				
Derivative liabilities	**$ (20)**	**$ —**	**$ (20)**	**$ —**

Assets and liabilities presented above exclude assets and liabilities owned by unconsolidated ventures.

We did not have any transfers into or out of Level 1, Level 2 and Level 3 measurements during the years ended December 31, 2010 and 2009. Gains and losses (realized and unrealized) included in earnings are reported in Other income and (expenses) in the consolidated financial statements.

Our other financial instruments had the following carrying values and fair values (in thousands):

	DECEMBER 31, 2010		DECEMBER 31, 2009	
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Debt	**$ 667,478**	$ 674,225	$ 300,908	$ 291,737
CMBS [(a)]	**3,797**	4,677	3,818	3,818

(a) Carrying value represents historical cost, inclusive of impairment charges recognized during 2009 (Note 7).

We determine the estimated fair value of our debt instruments using a discounted cash flow model with rates that take into account the credit of the tenants and interest rate risk. We estimate that our other financial assets and liabilities (excluding net investments in direct financing leases) had fair values that approximated their carrying values at December 31, 2010 and 2009.

Items Measured at Fair Value on a Non-Recurring Basis

We perform an assessment, when required, of the value of certain of our real estate investments in accordance with current authoritative accounting guidance. As part of that assessment, we determined the valuation of these assets using widely accepted valuation techniques, including expected discounted cash flows or an income capitalization approach which considers prevailing market capitalization rates. We reviewed each investment based on the highest and best use of the investment and market participation assumptions. We determined that the significant inputs used to value these investments fall within Level 3. We calculated the impairment charges recorded during the year ended December 31, 2009 based on market conditions and assumptions that existed at the time. The valuation of real estate is subject to significant judgment and actual results may differ materially if market conditions or the underlying assumptions change.

The following table presents information about our nonfinancial and financial assets that were measured on a fair value basis for the year ended December 31, 2009. For additional information regarding these impairment charges, refer to Note 11. All of the impairment charges were measured using unobservable inputs (Level 3) (in thousands):

	YEAR ENDED DECEMBER 31, 2010		YEAR ENDED DECEMBER 31, 2009	
	TOTAL FAIR VALUE MEASUREMENTS	TOTAL IMPAIRMENT CHARGES	TOTAL FAIR VALUE MEASUREMENTS	TOTAL IMPAIRMENT CHARGES
Assets:				
Net investments in properties	$ —	$ —	$ 17,779	$ 7,471
Net investments in direct financing leases	—	—	28,833	800
Equity investments in real estate	—	—	24,244	2,930
Commercial mortgage-backed securities [(a)]	—	—	3,818	17,138
	$ —	**$ —**	**$ 74,674**	**$ 28,339**

(a) Of the total other-than-temporary impairment charges recognized on our CMBS during 2009, $15.6 million related to credit losses and were recognized in earnings and $1.5 million related to noncredit factors and were recognized in OCL in equity (Note 7).

10 I RISK MANAGEMENT AND USE OF DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management

In the normal course of our ongoing business operations, we encounter economic risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. We are subject to interest rate risk on our interest-bearing assets and liabilities and our CMBS investments. Credit risk is the risk of default on our operations and tenants' inability or unwillingness to make contractually required payments. Market risk includes changes in the value of the properties and related loans as well as changes in the value of our CMBS investments due to changes in interest rates or other market factors. In addition, we own investments in Europe and are subject to the risks associated with changing foreign currency exchange rates.

Foreign Currency Exchange

We are exposed to foreign currency exchange rate movements, primarily in the Euro and British Pound Sterling. We manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant's rental obligation to us in the same currency, but we are subject to foreign currency exchange rate movements to the extent of the difference in the timing and amount of the rental obligation and the debt service. We also face challenges with repatriating cash from our foreign investments. We may encounter instances where it is difficult to repatriate cash because of jurisdictional restrictions or because repatriating cash may result in current or future tax liabilities.

Use of Derivative Financial Instruments

When we use derivative instruments, it is generally to reduce our exposure to fluctuations in interest rates. We have not entered, and do not plan to enter into financial instruments for trading or speculative purposes. In addition to derivative instruments that we entered into on our own behalf, we may also be a party to derivative instruments that are embedded in other contracts, and we may own common stock warrants, granted to us by lessees when structuring lease transactions, that are considered to be derivative instruments. The primary risks related to our use of derivative instruments are that a counterparty to a hedging arrangement could default on its obligation or that the credit quality of the counterparty may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction. While we seek to mitigate these risks by entering into hedging arrangements with counterparties that are large financial institutions that we deem to be creditworthy, it is possible that our hedging transactions, which are intended to limit losses, could adversely affect our earnings. Furthermore, if we terminate a hedging arrangement, we may be obligated to pay certain costs, such as transaction or breakage fees. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities.

We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. If a derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings or recognized in OCL until the hedged item is recognized in earnings. For cash flow hedges, the ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

The following table sets forth certain information regarding our derivative instruments at December 31, 2010 and 2009 (in thousands):

DERIVATIVES DESIGNATED AS HEDGING INSTRUMENTS	BALANCE SHEET LOCATION	ASSET DERIVATIVES FAIR VALUE AT DECEMBER 31,		LIABILITIES DERIVATIVES FAIR VALUE AT DECEMBER 31,	
		2010	2009	2010	2009
Interest rate cap	Other assets, net	$ 733	$ 2,985	$ —	$ —
Interest rate swap	Other assets, net	18	—	—	—
Interest rate swap	Accounts payable, accrued expenses and other liabilities	—	—	(1,134)	(20)
Foreign exchange contract	Accounts payable, accrued expenses and other liabilities	—	—	(1,081)	—
		$ 751	$ 2,985	$ (2,215)	$ (20)

At December 31, 2010 and 2009, we also had an embedded credit derivative that is not designated as a hedging instrument. This instrument had a fair value of $0 at both December 31, 2010 and 2009.

The following tables present the impact of derivative instruments on the consolidated financial statements (in thousands):

DERIVATIVES IN CASH FLOW HEDGING RELATIONSHIPS	AMOUNT OF GAIN (LOSS) RECOGNIZED IN OCI ON DERIVATIVES (EFFECTIVE PORTION) YEARS ENDED DECEMBER 31, 2010	2009
Interest rate cap [a]	**$ (2,221)**	$ (461)
Interest rate swaps	**(1,073)**	(20)
Foreign currency forward contract	**(1,081)**	—
Total	**$ (4,375)**	$ (481)

DERIVATIVES NOT IN CASH FLOW HEDGING RELATIONSHIPS	LOCATION OF GAIN (LOSS) RECOGNIZED IN INCOME	AMOUNT OF GAIN (LOSS) RECOGNIZED IN INCOME ON DERIVATIVES YEARS ENDED DECEMBER 31, 2010	2009	2008
Embedded credit derivative [b]	Other income and (expenses)	$ —	$ —	$ (1,404)
Total		$ —	$ —	$ (1,404)

(a) For the years ended December 31, 2010 and 2009, losses of $1.0 million and $0.2 million, respectively, were attributable to noncontrolling interests. We had no derivatives in cash flow hedging relationships prior to 2009.

(b) For the year ending December 31, 2008, losses of $0.5 million were attributable to noncontrolling interests. No gains or losses were recognized in income related to this embedded credit derivative during 2010 and 2009.

See below for information on our purposes for entering into derivative instruments, including those not designated as hedging instruments, and for information on derivative instruments owned by unconsolidated ventures, which are excluded from the tables above.

Interest Rate Swaps and Caps

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable-rate non-recourse mortgage loans and, as a result, may enter into interest rate swap agreements or interest rate cap agreements with counterparties. Interest rate swaps, which effectively convert the variable-rate debt service obligations of the loan to a fixed-rate, are agreements in which one party exchanges a stream of interest payments for a counterparty's stream of cash flow over a specific period. The notional, or face, amount on which the swaps are based is not exchanged. Interest rate caps limit the effective borrowing rate of variable-rate debt obligations while allowing participants to share in downward shifts in interest rates. Our objective in using these derivatives is to limit our exposure to interest rate movements.

The interest rate swaps and interest rate cap derivative instruments that we had outstanding at December 31, 2010 were designated as cash flow hedges and are summarized as follows (dollars in thousands):

	TYPE	NOTIONAL AMOUNT	EFFECTIVE INTEREST RATE	EFFECTIVE DATE	EXPIRATION DATE	FAIR VALUE AT DECEMBER 31, 2010
3-Month LIBOR	Interest rate cap [a]	$ 116,684	8.8%	8/2009	8/2014	**$ 733**
3-Month LIBOR	"Pay-fixed" swap	26,621	3.7%	1/2010	12/2019	**(1,134)**
3-Month Euribor	"Pay-fixed" swap	8,070	2.6%	7/2010	11/2017	**18**
						$ 383

(a) The applicable interest rate of the related debt was 5.05%, which was below the interest rate cap at December 31, 2010. Inclusive of noncontrolling interests in the notional amount and fair value of the swap of $52.5 million and $0.3 million, respectively.

An unconsolidated venture that leases properties to Berry Plastics, and in which we hold a 50% ownership interest, had a non-recourse mortgage loan with a total carrying value of $28.7 million and $29.0 million at December 31, 2010 and 2009, respectively. In May 2010, the venture refinanced this loan, replacing a variable-rate loan and a related interest rate cap with a ten-year fixed-rate loan bearing interest at an annual rate of 5.9%. The new loan includes a scheduled balloon payment of $21.0 million in June 2020. In connection with the refinancing, the existing interest rate cap that had been designated as a hedge against the loan is no longer designated as a hedge and the related unrealized loss of less than $0.1 million included in Equity was expensed. The interest rate cap had an estimated total fair value of less than $0.1 million at December 31, 2009. We recognized a gain of less than $0.1 million in OCL in equity related to this instrument during 2009. Amounts provided represent the entire amount attributable to the venture, not our proportionate share.

Foreign Currency Contracts

We enter into foreign currency forward contracts to hedge certain of our foreign currency cash flow exposures. A foreign currency forward contract is a commitment to deliver a certain amount of currency at a certain price on a specific date in the future. By entering into this instrument, we are locked into a future currency exchange rate, which limits our exposure to the movement in foreign currency exchange rates.

In December 2010, we entered into a foreign currency forward contract with a total notional amount of $59.6 million, based on the exchange rate of the Euro at December 31, 2010. This contract fixed the exchange rate of the Euro to $1.31047 with a maturity date of March 2011.

Embedded Credit Derivative

In connection with a venture in Germany in which we and an affiliate have 67% and 33% interests, respectively, and which we consolidate, the venture obtained non-recourse mortgage financing for which the interest rate has both fixed and variable components. In connection with providing the financing, the lender entered into an interest rate swap agreement on its own behalf through which the fixed interest rate component on the financing was converted into a variable interest rate instrument. Through the venture, we have the right, at our sole discretion, to prepay this debt at any time and to participate in any realized gain or loss on the interest rate swap at that time. This participation right is deemed to be an embedded credit derivative. In connection with the tenant's bankruptcy filing in December 2008, we incurred a loss of $1.4 million, inclusive of noncontrolling interest of $0.5 million, to write down the value of this derivative to $0 at December 31, 2008. The derivative had an estimated fair value of $0 at December 31, 2010 and 2009. This derivative did not generate any gains or losses during 2010 or 2009.

Other

Amounts reported in OCL related to derivatives will be reclassified to interest expense as interest payments are made on our variable-rate debt. At December 31, 2010, we estimate that $1.4 million, inclusive of amounts attributable to noncontrolling interests of $0.2 million, will be reclassified as interest expense during the next twelve months.

Some of the agreements we have with our derivative counterparties contain certain credit contingent provisions that could result in a declaration of default against us regarding our derivative obligations if we either default or are capable of being declared in default on certain of our indebtedness. At December 31, 2010, we had not been declared in default on any of our derivative obligations. The estimated fair value of our derivatives that were in a net liability position was $2.2 million and less than $0.1 million at December 31, 2010 and 2009, respectively, which excludes accrued interest but includes any adjustment for nonperformance risk. If we had breached any of these provisions at December 31, 2010 or 2009, we could have been required to settle our obligations under these agreements at their termination value of $2.5 million or less than $ 0.1 million, respectively.

Concentration of Credit Risk

Concentrations of credit risk arise when a group of tenants is engaged in similar business activities or is subject to similar economic risks or conditions that could cause them to default on their lease obligations to us. We regularly monitor our portfolio to assess potential concentrations of credit risk. Our portfolio contains concentrations in excess of 10% of current contractual annualized minimum base rent in certain areas, as described below. The percentages in the following paragraph represent our directly-owned real estate properties and do not include the pro rata shares of our equity investments.

At December 31, 2010, the majority of our directly-owned real estate properties were located in the U.S. (60%), with New York (17%) representing the only significant domestic concentration based on percentage of our annualized contractual minimum base rent for the fourth quarter of 2010. All of our directly-owned international properties were located in Europe, with Spain (13%) and Croatia (10%) representing the most significant concentrations based on percentage of our annualized contractual minimum base rent for the fourth quarter of 2010. At December 31, 2010, The New York Times Company was the only tenant representing a significant concentration of credit risk, with 17% of our total annualized contractual minimum base rent (inclusive of amounts attributable to noncontrolling interests). At December 31, 2010, our directly-owned real estate properties contained concentrations in the following asset types: office (38%), warehouse and distribution (28%), industrial (16%), and retail (15%); and in the following tenant industries: media—printing and publishing (25%), retail stores (22%), and beverages, food and tobacco (14%).

11 I IMPAIRMENT CHARGES ON NET INVESTMENTS IN REAL ESTATE

See Note 7 for a discussion of impairment charges incurred during 2009 related to our CMBS investments.

The following table summarizes impairment charges recognized on our consolidated and unconsolidated real estate investments during 2010, 2009 and 2008 (in thousands):

	YEARS ENDED DECEMBER 31,		
	2010	2009	2008
Net investments in properties [a]	$ —	$ 7,471	$ —
Net investment in direct financing lease [a]	—	800	—
Total impairment charges included in expenses	—	8,271	—
Equity investments in real estate [b]	—	2,930	2,120
TOTAL IMPAIRMENT CHARGES	**$ —**	**$ 11,201**	**$ 2,120**

(a) Inclusive of amounts attributable to noncontrolling interests totaling $2.8 million for the year ended December 31, 2009.
(b) Impairment charges on our equity investments are included in Income (loss) from equity investments in real estate on our consolidated statement of operations.

Waldaschaff Automotive GmbH and Wagon Automotive Nagold GmbH

During 2009, we recognized impairment charges of $8.3 million related to Waldaschaff Automotive GmbH (formerly Wagon Automotive GmbH) and Wagon Automotive Nagold GmbH, comprised of $7.5 million to reduce the carrying value of the Waldaschaff Automotive property to its estimated fair value and $0.8 million to reflect a decline in the estimated residual value of the Wagon Automotive Nagold property. We calculated the estimated fair value of these properties based on a discounted cash flow analysis and based on a third-party appraisal. In connection with entering into Administration, Wagon Automotive GmbH terminated its lease with us in May 2009 and a successor company, Waldaschaff Automotive GmbH, took over the business and has been paying rent to us, albeit at a significantly reduced rate. In April 2010, Waldaschaff Automotive GmbH executed a temporary lease under which monthly rent is unchanged but real estate expenses are now reimbursed by the tenant. In addition, in October 2009, we terminated the existing lease with Wagon Automotive Nagold GmbH, and signed a new lease with this tenant on substantially the same terms. At December 31, 2010, the Waldaschaff Automotive and Wagon Automotive Nagold properties were classified as Net investments in properties and net investment in direct financing leases, respectively, in the consolidated financial statements.

Berry Plastics

During 2009 and 2008, we incurred other-than-temporary impairment charges of $2.9 million and $2.1 million, respectively, to reduce the carrying value of our investment in the Berry Plastics venture to the estimated fair value of the venture's underlying net assets. Berry Plastics continues to meet all of its obligations under the terms of its lease.

12 I NON-RECOURSE AND LIMITED RECOURSE DEBT

2010— During the year ended December 31, 2010, we obtained non-recourse mortgage financing totaling $431.7 million at a weighted average annual interest rate and term of 5.93% and 8.8 years, respectively. Of the total financing:

- $212.3 million related to six domestic investments acquired during 2010, including non-recourse mortgage financing obtained in connection with the CARQUEST transaction totaling $117.0 million, which bears interest at a fixed-rate of 5.17% and matures in December 2020, and financing obtained in connection with the J.P. Morgan Chase and Flint River transactions of $35.4 million and $27.0 million, respectively;

- $139.7 million related to our Agrokor investments. In April 2010, we obtained financing of $52.4 million in connection with our first investment with Agrokor. In December 2010, we obtained financing of $34.3 million on our second Agrokor investment. In conjunction with this financing, we also refinanced the non-recourse mortgage loan obtained in April 2010 with new non-recourse financing of $53.0 million;
- $52.2 million related to the Eroski transaction in Spain, with the first tranche of the transaction completed in the fourth quarter of 2009 and the second tranche completed during the first quarter of 2010 (Note 4);
- $19.5 million related to a domestic build-to-suit project that we placed into service in January 2010 (Note 4); and
- $8.0 million related to a secured line of credit obtained in connection with a Polish investment acquired in October 2009. We have drawn the full amount as of December 31, 2010. This debt bears interest at a variable-rate that has been effectively converted to a fixed annual interest rate through the use of an interest rate swap.

2009— During the year ended December 31, 2009, we obtained non-recourse and limited recourse mortgage financing totaling $171.7 million at a weighted average annual interest rate and term of 8.27% and 6.1 years, respectively. Of the total financing:

- $119.8 million related to the August 2009 New York Times transaction, inclusive of noncontrolling interests of $53.9 million. The financing bears interest at an annual interest rate of LIBOR plus 4.8%, with a minimum rate of 4.8% and a maximum rate that has been capped at 8.8% through the use of an interest rate cap designated as a cash flow hedge and matures in September 2014 (Note 10). In July 2010, we purchased for $50.1 million a participation in this limited recourse mortgage (Note 5);
- $28.5 million related to a domestic investment acquired in December 2009. A portion of this debt bears interest at a variable-rate that has been effectively converted to a fixed annual interest rate through the use of an interest rate swap (Note 10); and
- $23.4 million, inclusive of amounts attributable to noncontrolling interests of $9.4 million, related to a domestic investment acquired in December 2008.

Amounts above are based upon the exchange rate of the Euro at the date of financing where appropriate.

Non-recourse and limited-recourse debt consists of mortgage notes payable, which are collateralized by an assignment of real property and direct financing leases with an aggregate carrying value of $1.1 billion at December 31, 2010. Our mortgage notes payable bore interest at fixed annual rates ranging from 4.5% to 8.0% and variable annual rates ranging from 5.1% to 6.6%, with maturity dates ranging from 2014 to 2028 at December 31, 2010.

Scheduled debt principal payments during each of the next five years following December 31, 2010 and thereafter are as follows (in thousands):

YEARS ENDING DECEMBER 31,	TOTAL
2011	$ 11,530
2012	12,529
2013	14,256
2014	120,827
2015	55,681
Thereafter through 2028	452,655
TOTAL	**$ 667,478**

13 | COMMITMENTS AND CONTINGENCIES

Various claims and lawsuits arising in the normal course of business are pending against us. The results of these proceedings are not expected to have a material adverse effect on our consolidated financial position or results of operations.

14 | EQUITY

Distributions

Distributions paid to shareholders consist of ordinary income, capital gains, return of capital or a combination thereof for income tax purposes. The following table presents distributions per share reported for tax purposes:

	YEARS ENDED DECEMBER 31,		
	2010	2009	2008
Ordinary income	**$ 0.34**	$ 0.32	$ 0.32
Return of capital	**0.30**	0.31	0.24
TOTAL DISTRIBUTIONS	**$ 0.64**	**$ 0.63**	**$ 0.56**

In September 2010, our board of directors approved a distribution of $0.00173913 per share, which equates to an annualized yield of 6.4% on our initial public offering price of $10.00 per share, for each day during the period an investor was a shareholder of record from and including October 1, 2010 through December 31, 2010, which was paid on January 15, 2011.

In December 2010, our board of directors announced that the first quarter 2011 annualized yield will remain at 6.4% on its initial public offering price of $10.00 per share. The daily distribution rate of $0.0017778 per share is payable to shareholders of record at the close of business on each day during the quarter and will be paid in aggregate on or about April 15, 2011.

Accumulated Other Comprehensive Loss

The following table presents accumulated OCL reflected in equity. Amounts include our proportionate share of OCL from our unconsolidated investments (in thousands):

	DECEMBER 31,	
	2010	2009
Foreign currency translation adjustment	**$ (9,796)**	$ (3,136)
Unrealized loss on derivative instrument	**(3,642)**	(261)
Impairment loss on commercial mortgage-backed securities	**(1,505)**	(1,505)
ACCUMULATED OTHER COMPREHENSIVE LOSS	**$ (14,943)**	**$ (4,902)**

15 | INCOME TAXES

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to qualify as a REIT. Under the REIT operating structure, we are permitted to deduct distributions paid to our shareholders and generally will not be required to pay U.S. federal income taxes. Accordingly, no provision has been made for U.S. federal income taxes in the consolidated financial statements.

We conduct business in various states and municipalities within the U.S. and in the European Union and Canada and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain foreign, state and local taxes.

We account for uncertain tax positions in accordance with current authoritative accounting guidance. The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits (in thousands):

	DECEMBER 31, 2010
Balance at January 1	$ —
Additions based on tax positions related to the current year	215
Balance at December 31	$ 215

At December 31, 2010, we had unrecognized tax benefits as presented in the table above that, if recognized, would have a favorable impact on the effective income tax rate in future periods.

Our tax returns are subject to audit by taxing authorities. Such audits can often take years to complete and settle. The tax years 2007 through 2010 remain open to examination by the major taxing jurisdictions to which we are subject.

We have elected to treat one of our corporate subsidiaries, which engage in hotel operations, as a taxable REIT subsidiary ("TRS"). The subsidiary owns a hotel that is managed on our behalf by a third-party hotel management company. A TRS is subject to corporate federal income taxes, and we provide for income taxes in accordance with current authoritative accounting guidance.

16 I SEGMENT INFORMATION

We have determined that we operate in one business segment, real estate ownership, with domestic and foreign investments. Geographic information for this segment is as follows (in thousands):

2010	DOMESTIC	FOREIGN[(a)]	TOTAL COMPANY
Revenues	$ 72,330	$ 27,192	$ 99,522
Total long-lived assets[(b)]	911,254	515,653	1,426,907
2009	**DOMESTIC**	**FOREIGN[(a)]**	**TOTAL COMPANY**
Revenues	$ 41,983	$ 8,363	$ 50,346
Total long-lived assets[(b)]	506,604	191,728	698,332
2008	**DOMESTIC**	**FOREIGN[(a)]**	**TOTAL COMPANY**
Revenues	$ 5,923	$ 3,761	$ 9,684
Total long-lived assets[(b)]	174,942	98,372	273,314

(a) All years include operations in Germany; 2009 and 2010 also include operations in Hungary, Poland, Spain and the United Kingdom; and 2010 also includes operations in Canada and Croatia.
(b) Consists of real estate, net; net investment in direct financing leases and equity investments in real estate.

17 | SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	THREE MONTHS ENDED			
	MARCH 31, 2010	JUNE 30, 2010	SEPTEMBER 30, 2010	DECEMBER 31, 2010
Revenues	$ 18,296	$ 23,564	$ 26,575	$ 31,087
Operating expenses	(4,504)	(6,880)	(7,633)	(9,113)
Net income	9,406	10,505	13,140	12,736
Less: Net income attributable to noncontrolling interests	(3,283)	(3,850)	(4,427)	(3,773)
Net income attributable to CPA®17—Global Shareholders	6,123	6,655	8,713	8,963
Earnings per share attributable to CPA®17—Global Shareholders	0.07	0.06	0.07	0.07
Distributions declared per share	0.1600	0.1600	0.1600	0.1600

	THREE MONTHS ENDED			
	MARCH 31, 2009	JUNE 30, 2009	SEPTEMBER 30, 2009	DECEMBER 31, 2009
Revenues	$ 8,709	$ 13,584	$ 13,453	$ 14,600
Operating expenses	(3,690)	(3,536)	(1,467)	(27,335)
Net income (loss) [(a)]	1,515	8,174	8,415	(15,924)
Less: Net income attributable to noncontrolling interests	(1,217)	(3,730)	(3,864)	(1,070)
Net income (loss) attributable to CPA®17—Global Shareholders	298	4,444	4,551	(16,994)
Earnings (loss) per share attributable to CPA®17—Global Shareholders	0.01	0.09	0.08	(0.32)
Distributions declared per share	0.1562	0.1575	0.1587	0.1600

(a) Net loss for the three months ended December 31, 2009 includes the recognition of other-than-temporary impairment charges of $15.6 million recognized in earnings in connection with our CMBS investments (Note 7) and impairment charges of $8.3 million related to certain of our net investments in real estate (Note 11).

18 | PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

The following consolidated pro forma financial information has been presented as if our investments made and new financing obtained since February 20, 2007 (inception) had occurred on January 1, 2010 for the year ended December 31, 2010; on January 1, 2009 for the year ended December 31, 2009; and on January 1, 2008 for the year ended December 31, 2008. The pro forma financial information is not necessarily indicative of what the actual results would have been, nor does it purport to represent the results of operations for future periods.

(Dollars in thousands, except per share amounts)

	YEARS ENDED DECEMBER 31,		
	2010	2009	2008
Pro forma total revenues	**$ 154,808**	$ 156,542	$ 159,147
Pro forma net income [a]	**50,675**	33,899	60,726
Less: Net income attributable to noncontrolling interests	**(15,878)**	(10,750)	(10,684)
Pro forma net income attributable to CPA®:17—Global Shareholders	**34,797**	23,149	50,042
Pro forma earnings per share [a]:			
Net income attributable to CPA®:17—Global Shareholders	**0.36**	0.24	0.36

(a) Pro forma net income and pro forma earnings per share for the year ended December 31, 2009 reflect the recognition of other-than-temporary impairment charges of $15.6 million incurred in connection with our CMBS investments (Note 7) and impairment charges of $11.2 million related to certain of our net investments in real estate and equity investments in real estate (Note 11). Pro forma net income and pro forma earnings per share for the year ended December 31, 2008 reflect the impact of an other-than-temporary impairment charge of $2.1 million related to an equity investment in real estate (Note 11) and an unrealized loss of $1.4 million, inclusive of noncontrolling interest of $0.5 million, to write down the value of an embedded credit derivative (Note 10). Pro forma net income includes actual interest income generated from the proceeds of our public offering. A portion of these proceeds was used to fund the investments included in the foregoing pro forma financial information.

The pro forma weighted average shares outstanding for the years ended December 31, 2010, 2009 and 2008 were determined as if all shares issued since our inception through December 31, 2010 were issued on January 1, 2010, 2009 and 2008, respectively.

19 | SUBSEQUENT EVENTS

In January 2011, we entered into an international investment with C1000 B.V., for a total cost of approximately $207.5 million. On March 16, 2011, we obtained non-recourse financing totaling $98.3 million, which bears interest at a variable rate of 3-month Euribor plus 2% and matures in March 2013. Our investment and non-recourse financing are inclusive of amounts attributable to noncontrolling interests of approximately $31.1 million and $14.7 million, respectively. Amounts are based on the exchange rate of the Euro at the date of acquisition or financing, as applicable. This investment was also funded in part by a $90.0 million short-term loan from our advisor and as of the date of this Report, we have repaid $75.0 million and the remaining $15.0 million becomes due on April 8, 2011.

Also in January 2011, we entered into a domestic investment for a cold storage facility at a total cost of approximately $99.5 million. In connection with this investment, we obtained non-recourse mortgage financing totaling $53.7 million, at a fixed annual interest rate and term of 6.0% and 10 years, respectively.

Report on Form 10-K

The advisor will supply without charge to any shareholder, upon written request to Ms. Susan C. Hyde, Director of Investor Relations, Corporate Property Associates 17 – Global Inc., 50 Rockefeller Plaza, New York, NY 10020, a copy of the annual report on Form 10-K for the year ended December 31, 2010, including the financial statements and schedules.

W. P. CAREY

Corporate Information

MANAGEMENT

Wm. Polk Carey
Chairman of the Board

Trevor P. Bond
Chief Executive Officer

Jan F. Kärst
President

John D. Miller
Chief Investment Officer

Mark J. DeCesaris
Managing Director, Chief Financial Officer and Chief Administrative Officer

Jason E. Fox
Managing Director – Investments

Mark M. Goldberg
Managing Director

Susan C. Hyde
Managing Director and Secretary

Jeffrey S. Lefleur
Managing Director – Investments

Gino M. Sabatini
Managing Director – Investments

Anne Coolidge Taylor
Managing Director – Investments

Thomas E. Zacharias
Managing Director and Chief Operating Officer

Greg Butchart
Executive Director – International Asset Management

Paul Marcotrigiano
Executive Director and Chief Legal Officer

Richard J. Paley
Executive Director, Chief Risk Officer and Associate General Counsel

Thomas Ridings
Executive Director and Chief Accounting Officer

Jiwei Yuan
Executive Director – Finance

Sunny Holcomb
Senior Vice President - Finance

Robert N. Jenkins
Senior Vice President - Investments

Leonard Law
Senior Vice President and Chief Information Officer

Donna M. Neiley
Senior Vice President - Asset Management

Gregory M. Pinkus
Senior Vice President and Controller

Rebecca A. Reaves
Senior Vice President - Marketing and Investor Relations

Gagan S. Singh
Senior Vice President – Finance

C. Jay Steigerwald III
Senior Vice President - National Accounts

Craig Vachris
Senior Vice President and Chief Credit Officer

Jeff Zomback
Senior Vice President and Treasurer

Kathleen M. Barthmaier
Director – Investments

Chad Edmonson
Director – Investments

Brooks Gordon
Director – Asset Management

Jennifer Lucas
Director – Investments

Nicholas L. Pell
Director – Investments

Darren Postel
Director – Asset Management

Grace Shui
Director – Investments

INVESTMENT COMMITTEE OF CAREY ASSET MANAGEMENT CORP.

Nathaniel S. Coolidge
Chairman; Former Head of Bond and Corporate Finance Department, John Hancock Mutual Life Insurance Company

Axel K.A. Hansing
Member; Partner Coller Capital, Ltd.

Frank J. Hoenemeyer
Member; Former Vice Chairman and Chief Investment Officer, The Prudential Insurance Company of America

Jean Hoysradt
Member; Chief Investment Officer, Mousse Partners Ltd.

Dr. Lawrence R. Klein
Member; Nobel Laureate in Economics, Benjamin Franklin Professor Economics (Emeritus), University of Pennsylvania

Dr. Richard C. Marston
Member; James R.F. Guy Professor of Finance and Economics at the University of Pennsylvania and its Wharton School

Nick J.M. van Ommen
Member; former Chief Executive Officer, European Public Real Estate Association

Dr. Karsten von Köller
Member; Chairman, Loan Star Germany GmbH

DIRECTORS

Wm. Polk Carey
Chairman of the Board

James D. Price
Chairman of the Audit Committee; President, Price & Marshall, Inc.

Dr. Marshall E. Blume
Director, Rodney L. White Center for Financial Research, University of Pennsylvania

Elizabeth P. Munson
President, The Rockefeller Trust Company

Richard J. Pinola
Former Chief Executive Officer and Chairman, Right Management Consultants

AUDITORS

PricewaterhouseCoopers LLP

EXECUTIVE OFFICES

Corporate Property Associates 17 Inc.
50 Rockefeller Plaza
New York, NY 10020
212-492-1100
1-800-WP CAREY

TRANSFER AGENT

Phoenix American Financial Services, Inc.
2401 Kerner Boulevard
San Rafael, CA 94901
1-888-241-3737
www.wpcarey.com/shareholderaccess

ANNUAL MEETING

June 15, 2011 at 4:00 p.m.
at the Executive Offices

FORM 10-K

A Copy of The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained at www.sec.gov or without charge by writing the Executive Offices at the above address.

E-DELIVERY

To receive future investor-related correspondence electronically go to www.wpcarey.com/shareholderaccess

WEBSITE

www.CPA17GLOBAL.com

E-MAIL

CPA17GLOBAL@wpcarey.com

Note: Management services are provided by officers of W. P. Carey & Co. LLC, the company's advisor, and its subsidiaries.

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Corporate Property Associates 17 – Global
50 Rockefeller Plaza
New York, NY 10020
1-800-WP CAREY
cpa17global@wpcarey.com
www.cpa17global.com


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